1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004.

Aluminum Corporation of China Limited

(Translation of Registrant's name into English)

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F.......X....... Form 40-F.......................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................................]

Exhibit Index at page 2
Total pages: 118

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date 2004.04.13
2004.04.13

By ______________________
Name:Xiong Weiping
Title:Executive Director

CHALCO



Aluminum Corporation of China Limited
Annual Report 2003

Unique Market Position &
Significant Growth Opportunities


Total Revenue
RMB million
25,000
20,000
15,000
10,000
5,000
0
14,193
18,271
16,609
17,316
23,826
1999
2000
2001
2002
2003


Net Profit
RMB million
3,500
3,000
2,500
2,000
1,500
1,000
1,588
1,402
3,552
2001
2002
2003

Chalco's Share Performance


HK$
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0
2003 JAN
2003 MAR
2003 MAY
2003 JUL
2003 SEP
2003 NOV
2004 JAN

CONTENTS

Integrity as our core value and shareholders' return as our key objective



Financial Summary

As at December 31, 2003

Profit and Loss account	**2003**	2002	2001	2000	1999
	Year ended December 31,				
	Consolidated		**Pro forma combined**		
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	**23,245,858**	16,792,766	15,987,913	17,664,069	13,650,657
Cost of goods sold	**16,439,534**	13,349,514	11,646,250	11,040,061	10,017,825
Gross profit	**6,806,324**	3,443,252	4,341,663	6,624,008	3,632,832
Other revenues	**580,171**	522,875	621,570	606,869	542,549
Expenses related to other revenues	**512,220**	459,777	587,722	446,828	335,311
Other revenues, net	**67,951**	63,098	33,848	160,041	207,238
Selling and distribution expenses	**549,432**	501,829	335,227	259,101	263,250
General and administrative expenses	**1,047,461**	733,803	1,074,411	1,245,083	1,158,858
Research and development expenses	**173,359**	131,941	144,048	309,477	111,368
Other expenses (income), net	**25,543**	16,089	(136,320)	16,024	(359,556)
Operating profit	**5,078,480**	2,122,688	2,958,145	4,954,364	2,666,150
Finance costs	**451,411**	490,614	549,410	708,233	1,304,734
Operating profit after finance costs	**4,627,069**	1,632,074	2,408,735	4,246,131	1,361,416
Share of profit (loss) of jointly controlled entities	**1,193**	(254)	(125)	1,007	1,723
Profit before income taxes	**4,628,262**	1,631,820	2,408,610	4,247,138	1,363,139
Income taxes	**918,862**	183,393	756,820	1,589,475	486,584
Profit after income taxes	**3,709,400**	1,448,427	1,651,790	2,657,663	876,555
Minority interests	**157,370**	46,822	63,713	134,666	29,260
Profit for the year	**3,552,030**	1,401,605	1,588,077	2,522,997	847,295
Profit distribution to owner	**N/A**	N/A	4,722	106,352	111,857
Dividend	**1,060,788**	472,496	178,498	N/A	N/A

Summary of the Group's assets and liabilities for the five years is set out below:

	Consolidated			Pro forma combined	
	as of December 31, 2003	as of December 31, 2002	as of December 31, 2001	as of December 31, 2000	as of December 31, 1999
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Total assets	**35,078,295**	31,919,964	33,397,511	23,308,217	22,525,095
Total liabilities	**16,335,954**	16,396,017	19,301,426	18,282,118	24,672,183
Total net assets (liabilities)	**18,742,341**	15,523,947	14,096,085	5,026,099	(2,147,088)

Corporate Information

Registered name	中國鋁業股份有限公司
Name in English	Aluminum Corporation of China Limited
First registration date	September 10, 2001
Registered address	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814
Place of business	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814
Principal place of business in Hong Kong	Unit 3103, 31/F., Office Tower, Convention Plaza 1 Harbour Road Wanchai, Hong Kong
Authorised representative	Guo Shengkun
Company Secretary	Liu Qiang
Department for corporate information and inquiry	Secretarial Office of the Board
Telephone for corporate information and inquiry	Tel: 8610 6398 5654 8610 6397 1690
Share registrar and transfer office	Hong Kong Registrars Limited Rooms 1901 - 5 19/F.,Hopewell Centre 183 Queen's Road East Hong Kong
Depositary	The Bank of New York Corporate Trust Office 101 Barclay Street New York, New York 10286
Places of listing	The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") New York Stock Exchange, Inc ("NYSE")
Name of share	Chalco
Stock code	2600 (HK) ACH (US)
Principal banker	China Construction Bank Industrial and Commercial Bank of China
Auditors	PricewaterhouseCoopers Certified Public Accountants 22/F., Prince's Building Central, Hong Kong
Legal advisers	*as to Hong Kong law:* Baker & McKenzie 14/F., Hutchison House 10 Harcourt Road Central, Hong Kong *as to United States law:* Shearman & Sterling 12/F., Gloucester Tower The Landmark 11 Pedder Street Central, Hong Kong (Up to December 31, 2003) Baker & McKenzie 14/F., Hutchison House 10 Harcourt Road Central, Hong Kong (Since February 1, 2004) *as to PRC law:* Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District, Beijing People's Republic of China

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") was established as a joint stock limited company incorporated in the People's Republic of China (the "PRC") on September 10, 2001, with Aluminum Corporation of China ("Chinalco"), Guangxi Investment (Group) Co., Ltd. ("Guangxi Investment"), formerly known as Guangxi Development and Investment Co., Ltd., and Guizhou Provincial Materials Development and Investment Corporation ("Guizhou Development") acting as the promoters. Thereafter, the Company completed a debt-for-equity swap, pursuant to which China Cinda Asset Management Corporation ("China Cinda"), China Orient Asset Management Corporation ("China Orient") and China Development Bank also became the holders of domestic shares of the Company. The Company successfully offered its H shares and American Depositary Shares ("ADSs") in Hong Kong and New York, respectively, and its ADSs and H shares were listed on the New York Stock Exchange, Inc. and the Hong Kong Stock Exchange on December 11 and 12, 2001, respectively (the "Global Offering"). Alcoa International (Asia) Limited ("Alcoa") is a strategic investor shareholder of the Company. The Company together with its subsidiaries and jointly controlled entities are herein referred to collectively as the "Group".





The Group is the sole producer of alumina and the largest producer of primary aluminum in the People's Republic of China (the "PRC"). The Group is primarily engaged in the production, sales and research of alumina and primary aluminum through its principal assets in the following branches and subsidiaries:

- Shanxi branch (mainly producing alumina products);
- Zhongzhou branch (mainly producing alumina products);
- Henan branch (mainly producing alumina / primary aluminum products);
- Guangxi branch (mainly producing alumina / primary aluminum products);
- Guizhou branch (mainly producing alumina / primary aluminum products);
- Qinghai branch (mainly producing primary aluminum products);
- Shandong branch (mainly producing alumina products);
- Zhengzhou Research Institute (provision of research and development services);
- Shandong Aluminum Company Limited (mainly producing alumina / primary aluminum products); and
- Shanxi-Huaze Aluminum & Power Company Limited (mainly producing primary aluminum products).

The business scope of the Group includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina, primary aluminum, gallium and carbon.

Directors, Supervisors and Senior Management Profile

Directors

Executive Directors

Guo Shengkun, 49, is our Chairman, President and Chief Executive Officer and has been employed by Chalco since 2001. Mr. Guo is chairman of the compensation committee under our Board of Directors and the General Manager of Chinalco. Mr. Guo holds a master's degree in engineering management and is a professor-grade senior engineer with over twenty years of experience in mining, government and corporate administration. Mr. Guo once served as Director of Guixi Silver Mine, General Manager of China Non-ferrous Metals Industry, Nanchang Branch, Deputy General Manager of China Non-ferrous Metals Industry Corporation and Deputy Director of the State Bureau of Non-ferrous Metals Industry. Mr. Guo also served as Chairman of the Supervisory Committee of State-owned Large Enterprises.

Xiong Weiping, 47, is an Executive Director and Senior Vice President and has been employed by Chalco since 2001. Mr. Xiong has a Ph.D. degree in mining engineering and completed post-doctoral research in economics. He has academic achievements and practical experience in economics and corporate management. He was a professor and a supervisor of Ph.D students. He once was Vice President of Central South University of Technology and Deputy General Manager of China Copper, Lead and Zinc Corporation and Deputy General Manager of Chinalco.

Liang Zhongxiu, 60, is an Executive Director and Senior Vice President and has been employed by Chalco since 2001 and served as Senior Vice President of Chalco until October 2003. Mr. Liang is a professor-grade senior engineer with almost 40 years of experience in the aluminum industry. Mr. Liang once served as Deputy Director of the Zhengzhou Aluminum Plant and Director of the Zhongzhou Aluminum Plant. He once was Deputy General Manager of China Great Wall Aluminum Corporation, General Manager of Shandong Aluminum Corporation and Chairman of Shandong Aluminum Company Limited. Mr. Liang also formerly served as General Manager of China Aluminum Corporation and Deputy General Manager of Chinalco.

Yin Yufu, 60, is an Executive Director of Chalco. Mr. Yin has been employed by Chalco since 2001. Mr. Yin is a professor-grade senior engineer with extensive professional expertise in aluminum production and management. Mr. Yin once served as Deputy Director and Director of Guizhou Aluminum Plant and Deputy General Manager of the Guizhou branch of Chalco.

Non-executive Directors

Wu Weicheng, 58, is a non-executive Director of Chalco and Deputy General Manager of Chinalco. Mr. Wu is a senior engineer with extensive expertise in production and management. Mr. Wu once served as Director of Series II primary aluminum smelter of the Guizhou Plant, Director of Baiyin Aluminum Plant, Deputy General Manager of Baiyin Non-ferrous Metals Corporation, General Manager of the Qinghai Aluminum Plant and Deputy General Manager of Aluminum Group of China.

Chen Xiaozhou, 41, is a non-executive Director of Chalco. Mr. Chen is a Vice President of China Cinda. Mr. Chen graduated from Hangzhou University in 1983 with a bachelor's degree in economics and obtained a master's degree in economics from the Graduate School of the Head Office of the People's Bank of China in 1988. Mr. Chen once served in various positions in China Construction Bank before he was transferred to the investment banking department of China Cinda in 1999.

Joseph C. Muscari, 57, is a non-executive Director of Chalco. Mr. Muscari is the Group President of Alcoa Inc. for Asia and Latin America, with responsibility for operations and growth initiatives of Alcoa Inc. in those regions. He is also a member of the Executive Council of Alcoa Inc. Mr. Muscari graduated in 1968 from the New Jersey Institute of Technology with a bachelor's degree in industrial engineering. He obtained an M.B.A. degree from the University of Pittsburgh in 1969. In 1994, he received an honorary doctorate in law from Salem-Teikyo University in Tokyo.

Directors, Supervisors and Senior Management Profile *(Continued)*

Independent Non-executive Directors

Chiu Chi Cheong Clifton, 49, is an independent non-executive Director of Chalco and chairman of Chalco's audit committee. Mr. Chiu was appointed as an independent non-executive Director of Chalco in 2001. Mr. Chiu holds a master's degree in business administration and he is a U.S. certified public accountant with extensive experience in international finance, securities and accounting. He serves as the Vice Chairman of the Takeover and Mergers Panel of the Hong Kong Securities and Futures Commission and was formerly the Vice Chairman of the Main Board and Growth Enterprise Market Listing Committees of The Stock Exchange of Hong Kong Limited. Mr. Chiu is also the Managing Director of Harvester (Holdings) Company Limited and is a Director of Shenzhen Expressway Company Limited.

Wang Dianzuo, 69, is an independent non-executive Director of Chalco. Mr. Wang was appointed as an independent non-executive Director of Chalco in 2001. Mr. Wang is a professor in ore dressing. Mr. Wang was once President of the Central South University of Technology, President of the Beijing General Research Institute for Non-ferrous Metals. Mr. Wang has served as Vice Chairman of Chinese Academy of Engineering. Mr. Wang is also a part-time professor at Central South University of Technology, Northeastern University and Beijing University of Science and Technology. He has also been elected as a member of Chinese Academy of Sciences, Chinese Academy of Engineering and Russian Academy of Engineering and as a foreign associate of the US National Academy of Engineering. Mr. Wang is also a senior consultant to many research institutions.

Supervisors

Luo Tao, 50, is Chairman of our Supervisory Committee and Deputy General Manager of Chinalco. He is also a senior economist with extensive management experiences in human resources, labor relations and corporate management. Mr. Luo was once a Vice President of Beijing General Research Institute for Non-ferrous Metals, Deputy Director of the Department of Human Resources and Training of China Non-ferrous Metals Industry Corporation and Director of Department of Human Resources of the

Yuan Li, 45, is a Supervisor elected as the representative of the employees of Chalco and Deputy General Manager of Chalco's Corporate Culture Department. He has been employed by Chalco since 2001. He is an engineer with extensive administrative and managerial experiences. He once served as Deputy Director of the General Management Office under the General Office of China Non-ferrous Metals Industry Corporation, head of the Department of Research and Survey as well as Chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Director of the Department of Political Affairs of Chinalco.

Ou Xiaowu, 38, is a Supervisor of Chalco and Deputy Director of the Finance Department of Chinalco as well as a senior auditor. Mr. Ou once served as Director of the Department of Auditing at the China Non-ferrous Metals Industry Corporation, Deputy Director of the Finance Department of China Copper, Lead and Zinc Corporation, and Director of General Affairs in Chinalco's Finance Department, and Deputy General Manager of Chalco's Guizhou branch.

Other Senior Management Personnel

Luo Jianchuan, 40, is a Vice President and has been employed by Chalco since 2001. Mr. Luo is a senior engineer with about 20 years of experience in non-ferrous metal import and export trading management and extensive experience in trading and management. Mr. Luo once served as an engineer of the Lead and Zinc Bureau under China Non-ferrous Metals Industry Corporation, Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to General Manager of Jinpeng Mining Development Corporation, Deputy General Manager and General Manager of Xinquan Corporation, Assistant to General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, General Manager of China Aluminum International Trading Corporation Limited and General Manager of Chalco's Marketing Sales Division.

Directors, Supervisors and Senior Management Profile *(Continued)*

Song Peikai, 57, is a Vice President and has been employed by Chalco since 2001. Mr. Song is a professor-grade senior engineer with extensive experience in aluminum production technology and management. He once served as Deputy Director of the Shandong Aluminum Plant, Manager of Shandong Aluminum Corporation and Manager of China Great Wall Aluminum Corporation.

Zhang Chengzhong, 43, is a Vice President and has been employed by Chalco since 2001. Mr. Zhang is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang once served as Deputy Director and then Director of the alumina production facility in our Shanxi Aluminum Plant, Deputy Director and then Director of the research institute affiliated with the Shanxi Aluminum Plant as well as Deputy Director and then Director of the Shanxi Aluminum Plant.

Chen Jihua, 36, is a Vice President and Chief Financial Officer. Mr. Chen obtained a master's degree from Central University of Finance and Banking. Mr. Chen has participated in a wide range of corporate and financial management projects. He once served as the Executive Manager of the International Finance Department of China Chengxin Securities Rating Company Limited, Chief Financial Officer with Red Bull Vitamin Beverages Company Limited and the China Operations of ALJ Group of Saudi Arabia. He also formerly served as Chief Financial Officer with Jitong Network Communications Company Limited. He has been employed by Chalco since May 2001.

Li Henglong, 60, has been employed by Chalco since 2001 and served as Vice President of Chalco until October 2003. Mr. Li holds a Ph.D. in mechanic design and building and is a professor-grade senior engineer with extensive expertise in metallurgical design and research as well as corporate management. Mr. Li once served as Deputy Chief Engineer and Deputy Director of Shenyang Aluminum and Magnesium Research and Design Institute, Deputy Director of the Bureau of Aluminum and Magnesium, Director of the Department of Investment and Management and Director of the Department of Finance of China Non-ferrous Metals Industry Corporation. Mr. Li was formerly Deputy General

Ding Haiyan, 45, has been employed by Chalco since 2001, and served as a director and the secretary to Chalco's Board of Directors until May 2002 and November 2003, respectively. Mr. Ding holds a master's degree in economics. He is a senior economist specializing in labor management and corporate asset management. He once served as Director of Labor Wage Division and Deputy Director of the Bureau of Labor and Insurance of China Non-ferrous Metals Industry Corporation, Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as Director of the Department of Asset Management and Deputy Director of the Listing Office of Chinalco.

Liu Qiang, 39, has been employed by Chalco since 2001 and has been the Secretary to the Board since November 2003. Ms. Liu holds a Master's degree in English literature and is a professor-grade senior translator. She has extensive experience in import and export of non-ferrous metals and analysis of the aluminum market. Ms. Liu once served as Finance Manager of the Australian branch of, and Business Manager of the Aluminum Business Division of, China National Non-Ferrous Metals Import and Export Corporation; Senior Analyst for the Aluminum Industry and Market in the Information Division of China National Non-Ferrous Metals Trading Group; Senior Analyst for the Aluminum Industry and Market in the Information Division of China National Metals and Minerals Import and Export Corporation; and Deputy Manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

Chairman's Statement



A rational operation and continous enhancement in corporate goverance are the foundation on which better corporate value is based. In view of this, we have spared no efforts to achieve these goals.

Mr. Guo Shengkun
Chairman, President & CEO

Dear Shareholders,

I am pleased to present the annual report of Aluminum Corporation of China Limited (the "Company") for the financial year ended December 31, 2003 and, on behalf of the Board of Directors and all of the employees of the Company, express my gratitude to all our shareholders for their support to the Company.

Financial Results

The consolidated turnover and other revenues of the Group for 2003 amounted to RMB23,826.0 million, representing an increase of 37.6% over the previous year. The consolidated profit for the year was RMB3,552.0 million, representing an increase of 153.4% from the previous year. Consolidated earnings per share reached RMB0.34, representing an increase of 161.5% from the previous year.

The Company's Board of Directors has proposed to declare a final dividend of RMB0.096 per share, totalling RMB1,060,788,000 for 2003 based on 11,049,876,153 total outstanding shares as of March 29, 2004. The proposal to declare and pay this final dividend is to be submitted to the Annual General Meeting scheduled on June 7, 2004 for review and approval.

Chairman's Statement *(Continued)*

Business Review

The word "exceptional" could be used to summarise the Company's operation in 2003. The significant increase in the Company's results for 2003 was attributable not only to the increased prices of alumina and primary aluminum but also to our unremitting efforts to achieve the best performance and operational targets for the Company.



Capitalising on opportunities occasioned by strong growth in the PRC alumina market, the Company adjusted its development strategy by further increasing the ratio of investment in alumina projects and speeding up the alumina expansion projects in order to achieve the planned increase of production capacity ahead of schedule. In 2003, the Company produced 6,050,000 tonnes of alumina products, representing an increase of 11.8% over the previous year, thereby enabling the Company to realize more profits when alumina price is high.



To circumvent the substantial increase in raw material and energy prices as well as transportation bottleneck, the Company, through initiatives and creativity, has been able to maintain production safety while achieving steady increase in production volume of its principal products. On the other hand, the Company strived to improve the level of its operating performance, which resulted in further improvement in cost effectiveness and reduced the unit consumption of raw materials and energy power, thereby minimising the impact of these unfavourable factors on cost. In 2003, the Company accomplished the 3rd year goal set by its 3-year Cost Reduction Plan formulated at the time of listing of the Company, which further enhanced the market competitiveness of the Company's products.



Chairman's Statement *(Continued)*

The Company reacted quickly in response to market changes. To capitalize on the opportunities arising from the rising alumina prices, the Company has adopted a flexible sales strategy by increasing the number of long-term alumina sales contracts for the next three years to secure profitability and to minimise the risks carried by the fluctuation in alumina spot price, thereby combining the short term benefit with the benefit from long term contracts. Furthermore, the Company adjusted its alumina price steadily in line with the alumina market and price trend. By expediting market development, the Company has established long term and stable cooperative relationship with customers and has improved its sales network and market coverage of its products. The Company had also begun to proactively seek opportunities for the exploration of domestic and overseas bauxite resources. In 2003, the Company obtained an additional 90,000,000 tonnes of domestic bauxite reserve.



Product Market Reviews

2003 was an exceptional year. Despite the outbreak of SARS and frequent natural disasters, China economy still achieved remarkable progress. The GDP growth rate reached 9.1%. In particular, heavy industries such as metallurgy, machinery, equipment and chemical engineering accounted for more than 50% of the total value of industrial production, leading China's industrial economy into a new platform for economic growth. The fast-growing economy of China has stimulated the increasing demand for aluminum products and aluminum consumption in different industries to various extent.

Aluminum Consumption Structure in China in 2003


16%
10%
10%
9%
8%
11%
36%
Construction
Packaging
Power
Consumer Goods
Manufacturing
Transport
Others

Chairman's Statement *(Continued)*

Primary Aluminum Market

In 2003, both domestic and international aluminum prices recorded a steady increase due to global economic recovery, a strong demand for aluminum driven by China's fast-growing economy and the influence of the weakening US dollar. For 2003, the average three-month aluminum futures price on the London Metals Exchange (the "LME") was approximately US$0.65/lb, representing an increase of 4.6% over the previous year. The average three-month aluminum futures price on the Shanghai Futures Exchange (the "SHFE") was approximately US$0.68/lb, representing an increase of 7.7% over the previous year.

The global aluminum production maintained a rapid growth in 2003. Total domestic primary aluminum production volume was approximately 5,560,000 tonnes in 2003, representing an increase of 27.5% over the previous year. China maintained a strong consumption demand for primary aluminum. The domestic primary aluminum consumption reached approximately 5,200,000 tonnes in 2003, representing an increase of 26.5% over the previous year. The increase in domestic consumption demand has basically absorbed the expanded domestic aluminum production volume.

Alumina Market

In 2003, the production volume of aluminum continued to increase, whereas in the world, there were relatively few alumina projects under construction or alumina expansion projects. These factors resulted in a large divergence between global demand and supply of alumina, leading to continuous increases in alumina prices. Spot price of alumina imported into China from international market increased to US$410 per tonne at the end of the year from US$170 per tonne at the beginning of the year. The annual average price of alumina reached US$245 per tonne, representing an increase of 67.8% over the previous year. In 2003, the supply shortfall of domestic alumina further widened, which led to the continuous increase in domestic alumina prices in line with the rising imported price. The annual average spot price of domestic alumina in 2003 was RMB2,817 per tonne, representing an increase of 46% over the previous year.

Due to the surging alumina consumption in 2003, the global alumina market turned from oversupply two years ago to slight shortage this year. Domestic alumina production increased steadily in 2003. The annual production of alumina products amounted to approximately 6,050,000 tonnes, representing an increase of approximately 11.8% over the previous year; while demand amounted to approximately 11,880,000 tonnes, representing an increase of 30.5% over the previous year. In 2003, China imported approximately 5,610,000 tonnes of alumina, representing an increase of approximately 22.7% over the previous year.

Future Development and Prospects of the Company's Business

Multipolarization and economic globalisation are the two major trends on the current international economy. Driven by moderate recovery of Japan, United States and European economies, prospects of the international economic environment in 2004 will continue to be good. It is also expected that China will maintain a steady growth in its domestic economy, thus providing a favorable environment for consumption and production of aluminum. With the relatively steady growth in aluminum production in 2004, an increasing gap in the domestic alumina market is foreseen, thus leading to an increased imbalance of its supply and demand. China's macro economy will bring opportunities for the strategic development of the Company.



Chairman's Statement *(Continued)*

However, with China's accession to the WTO, enhanced international orientation and its gradual development of market economy, competition in industries and market is becoming increasingly fierce, mainly including:

- As a global-based industry, foreign suppliers and traders will fasten the speed and pace of investment in the huge domestic market. Such challenges from abroad cannot be underestimated.

- Many domestic investors, driven by profits in the industry, are planning to invest in the alumina industry. These have brought us pressure as well as an impetus. The Company is well positioned to take the challenge.

- Production and operating factors, such as the increasing prices of raw material and energy, power shortage and transportation bottleneck, will impose huge pressure and difficulties on the Company's production, operation and cost reduction.

- China's accession to the WTO, the decreasing import tariff rate of alumina and the reduction in tax rebate rate will, to a certain extent, affect the ability of the domestic aluminum industry in maintaining its former competitiveness.

In response to such opportunities and challenges in 2004, the Company will explore its potentials to digest the impact of any unfavourable factors, maintain and improve its core competitive edge and market share, and will strive to increase its profit and return to shareholders. The main targets in 2004 are as follows:

- To lay a solid foundation and improve its management: The Company will take initiatives to review and improve its cost budget management system designed for cost management; begin to formulate and strictly implement the second 3-year Cost Reduction Plan to achieve further reduction in cash cost.

- To promote technological innovation and strengthen its core competitive edge: The Company will further integrate its technological resources, and establish a unified and centralised operating system with respect to research, development and industrialisation to strengthen the development of new technology. The Company will also accelerate the pace of its investment in the overseas business development.

- To strengthen resource management and increase its bauxite reserve: The Company will enhance the exploration drive for new bauxite deposit and upgrade the bauxite utilisation ratio of bauxite deposit. To increase its bauxite reserve, the Company intends to obtain or control an additional 100,000,000 tonnes of reserve.

The Company is committed to fulfilment of the targets set for 2004, aiming to upgrade corporate value and profitability so as to maximize the return to investors.

Guo Shengkun
Chairman, President and
Chief Executive Officer

Beijing, PRC
March 29, 2004

Corporate Goverance

The board of directors of the Company (the "Board" or the "Board of Directors") and senior management of the Company are always of the opinion that a rational operation and continuous enhancement in corporate governance shall be the foundation on which better corporate value is based. In view of this, the Company has spared no efforts to achieve and maintain a high standard of corporate governance.

The Board

The Board of the Company consists of 9 Directors, of which 4 are executive Directors, 3 are non-executive Directors and 2 are independent non-executive Directors.

Each Director shall act in the interests of shareholders, and use his best endeavours to perform the duties and obligations as a Director as provided in all the applicable laws and regulations. Duties of the Board include the following: decision-making with respect to the Company's business plan and investment scheme, formulation of proposals for the Company's capital operation, and implementation of resolutions approved by annual general meetings.

The Company's two independent Directors are professionals in the fields of finance and resources science respectively and they are well experienced in such fields. With dedication, they have provided the Company with professional advice with respect to the steady operation and development of the Company. They also exercise supervision and coordination to safeguard interests of the Company and its shareholders.

In 2003, the Company held four Board meetings, with an average participation rate of 72.2%. Details of the meetings are recorded by a designated officer, all proposals approved in each meeting form resolutions of the Board, which are archived in accordance with relevant laws and regulations.

An Audit Committee has been established under the Board. The Audit Committee's duties mainly comprise the review of the Company's financial reports, consideration of appointment of the independent auditors and approval of audit and audit-related services, and supervision over the Company's internal financial reporting procedures and management policies. The Committee consists of two independent Directors and one non-executive Director of the Company. Mr. Chiu Chi Cheong Clifton was appointed as the chairman of the Audit Committee. At least two meetings of the Audit Committee shall be convened annually to review the accounting standards, control system adopted and the relevant financial issues, so as to ensure integrity, fairness and accuracy of the Company's financial statements and the relevant information. In 2003, the Audit Committee held two meetings with an average participation rate of 100%.

A Compensation Committee and a Planning and Development Committee have also been established under the Board. The duties of the Compensation Committee include the review of the Company's remuneration policy and the assessment of the performance of the Company's Directors and senior management. The duties of the Planning and Development Committee include the consideration and evaluation of the Company's development, financial budget, investment, business operation and strategic plan for annual investment returns. These committees have to perform their duties in accordance with their respective rules of procedures.

The second Board will be elected at the Annual General Meeting on June 7, 2004. The new Board and special committees will be organised under the amended provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

Corporate Goverance *(Continued)*

Supervisory Committee

The Supervisory Committee of the Company consists of 3 members, of which one Supervisor is elected from the staff as a representative of the employees of Chalco. The Supervisory Committee is responsible for supervision over the Board and its members and senior management, so as to prevent them from abusing their authority and violating the legal interests of shareholders, the Company and its staff members.

In 2003, the Supervisory Committee convened two meetings at which the Company's financial position and legal compliance of corporate operations as well as work performance of the senior management were reviewed. The committee has complied with the principle of creditability to proactively perform their functions.

General Meeting

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications between the Board and the shareholders of the Company. Therefore, the Company attaches much importance to the meetings. In 2003, the Company convened two general meetings.

President Meeting

The Company convenes regular president meetings, which are hosted by the President, and attended by senior management executives, including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues are considered and determined at the meetings. The Company's management, including managers of branches, subsidiaries and department heads from the headquarters, will convene a work meeting semi-annually in order to review the operational performance of the first half of the year and to make arrangements for the second half. The meetings have facilitated coordination, communication and implementation of the Company's planned operation.

Corporate Management

The Company set the year 2003 as the "Year of Development". The Company has achieved a smooth operation under its business mode of "centralised management and unified operation". By conducting centralized management over finance, marketing, human resources, investment, research and development, the Company has effectively shared resources and exercised efficient control over expenses. Furthermore, the Company has improved the structure of its headquarter organisations and the reallocation of personnel. The Company made breakthrough reforms in staff positioning and distribution system.

Information Disclosure and Disclosure Committee

Great importance has been attached by the Company to the information disclosure on an accurate, timely, fair, justified and open basis in compliance with disclosure requirements in the Hong Kong Listing Rules. All discloseable information (including annual and interim results) shall be subject to approval of the Company's Disclosure Committee with the President as its chairman or a representative authorised by the Committee. For the purpose of discloseable financial statements and the relevant information, the Chief Financial Officer shall confirm that the Company's results and financial position have been reflected on a true and fair basis under relevant accounting standards and requirements.

Investor Relations

The Company has established a designated department for investor relations, which is responsible for matters concerning investor relations and has formulated the "Investor Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, individual interviews, meetings and investors' visits to the Company, thereby further increasing investors' recognition of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements together with the accompanying notes, included elsewhere in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain material respects from the generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of the material differences is contained under the heading "Supplementary Information".


Guo Shengkun
Chairman, President and CEO
Xiong Weiping
Executive Director and Senior Vice President
Luo Jianchuan
Vice President
Song Peikai
Vice President
Zhang Chengzhong
Vice President
Chen Jihua
Vice President and CFO

Overview

The Group is engaged principally in alumina refining and primary aluminum smelting operations. We organise and manage our operations according to the following business segments:

- Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. To a lesser extent, this segment also includes the production and sales of alumina hydrate, alumina chemicals and gallium.

- Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, smelting alumina to produce primary aluminum, and selling substantially all primary aluminum products to external customers. In addition, this segment includes production and sales of carbon products.

- Corporate and other services segment, which includes the headquarters' operations, research conducted by the Group's research institutes and provision of the Group's research and development services to third parties.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(Continued)*

Results of Operations

The Group's profit amounted to RMB3,552.0 million for the year ended December 31, 2003, representing an increase of RMB2,150.4 million, up 153.4%, from the previous year's RMB1,401.6 million. The increase was mainly attributable to a significant increase in prices of the Group's principal products such as alumina and primary aluminum and the increased sales volume of alumina.

Revenues

The Group's total revenues amounted to RMB23,826.0 million for the year ended December 31, 2003, representing an increase of RMB6,510.4 million, up 37.6%, from the previous year's RMB 17,315.6 million. Total revenues include sales of goods and other revenues. Sales of goods accounted for 97.0% and 97.6% of the Group's total revenues for the years ended December 31, 2002 and 2003, respectively. The Group's sales of goods increased by 38.4 % from RMB 16,792.8 million for the year ended December 31, 2002 to RMB23,245.9 million for the year ended December 31, 2003, representing an increase of RMB6,453.1 million. The increase was primarily due to the significant increase in selling prices of the Group's principal products such as alumina and primary aluminum, and a growth in sales volume of alumina was also a major contributor to the increased revenue of the Group. For 2003, the Group's average external selling price for alumina reached RMB 2,407.7per tonne (tax excluded, similarly hereinafter), representing an increase of RMB 758.0 per tonne or 45.9% from RMB 1,649.7 per tonne for the previous year.

The Group's average external selling price for primary aluminum reached RMB 12,460.5 per tonne, representing an increase of RMB 960.3 per tonne or 8.4% from RMB 11,500.2 per tonne for the previous year. The Group's external sales volume of alumina increased by 12.8% from 3,740,500 tonnes for the year ended December 31, 2002 to 4,219,600 tonnes for the year ended December 31, 2003. The Group's external sales volume of primary aluminum decreased by 1.5% from 758,600 tonnes for the year ended December 31, 2002 to 746,900 tonnes for the year ended December 31, 2003.

Cost of Sales

The Group's total cost of sales increased by 23.1% from RMB13,349.5 million in 2002 to RMB 16,439.5 million in 2003. The increase was mainly attributable to a growth in sales volume of alumina, and the increased unit costs of primary aluminum and alumina caused by the increase in raw material prices compared to 2002.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB47.6 million from RMB 501.8 million in 2002 to RMB549.4 million in 2003, up 9.5%, which was primarily attributable to the increase in sales volume of alumina. But the Group has been successful in controlling the relative increase in selling and distribution expenses for 2003 at a level that is lower than the increase in sales, due to a combination of higher average selling prices for the Group's products and the effect of the rationalization and consolidation of the Group's sales channels.

General and Administrative Expenses

General and administrative expenses increased by 42.8% from RMB 733.8 million in 2002 to RMB1,047.5 million in 2003. The increase was mainly due to the recovery of the accounts receivable in 2002 for the years prior to 1999, which resulted in a net write-back of provisions for doubtful accounts of RMB97.1 million, reducing general and administrative expenses accordingly; and a rise of RMB 55.0 million in taxation and surcharges which were levied by the PRC, due to the increased revenue for the year. In addition, owing to overfulfilment of operational targets set for 2003, the wages and welfare expenditure of management staff increased by RMB 136.2 million under the Group's incentive compensation program.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(Continued)*

Research and Development Expenses

The Group's research and development expenses increased by 31.5% from RMB 131.9 million in 2002 to RMB173.4 million in 2003. The increase was primarily due to the centralization of research and development activities undertaken at each plant in the Group's research and development center. The Group focuses its research and development efforts on important projects and will continue to make appropriate investments in its research and development.

Other Income / Expenses

The Group's expenses (net of other income) increased from a net expense of RMB 16.09 million in 2002 to a net expense of RMB 25.54 million in 2003. This was attributable to RMB65.21 million of realized and unrealized losses on futures contracts in 2003, being partially offset by a gain of RMB44.48 million relating to an agreement reached with China Construction Bank for payment of outstanding principal and waiver of interest payable by the Company.

Operating Profit

The Group's operating profit increased by 139.2 % from RMB 2,122.7 million in 2002 to RMB5,078.5 million in 2003. The Group's operating profit as a percentage of sales of goods increased from 12.6% in 2002 to 21.8 % in 2003.

Finance Costs

The Group's finance costs decreased by RMB39.2 million, or 8.0 %, from RMB 490.6 million in 2002 to RMB451.4 million in 2003. The decrease was mainly attributable to a reduction in average interest rate on bank loans for the Group. In addition, the Group expedited the collection of accounts receivable so that the level of the Group's working capital borrowings was reduced.

Income Taxes

The Group's income tax expense increased from RMB 183.4 million in 2002 to RMB918.9 million in 2003, which was mainly attributable to the increased profit of the Group. The Group's effective income tax rate was 19.9% in 2003, which was lower than the statutory tax rate of 33.0%. This was mainly because three branches of the Company situated in Guizhou Province, Pingguo County and Qinghai Province in the western region of the PRC were entitled to a preferential income tax rate of 15.0% in connection with the national policy to develop the western region. In addition, a subsidiary in Shangdong is taxed at a preferential rate of 15.0% as it is classified as a "High-tech" enterprise in its province for tax purposes. With the approval from the State Tax Bureau, the Company's Zhongzhou branch used its tax loss of RMB 139.8 million brought forward from years prior to the Group reorganisation to set off against the current income tax expense. Certain of the Group's plants are also entitled to preferential income tax treatment for the purchase of domestically-produced equipment in investment projects.

Minority Interests

Minority interests increased from RMB 46.82 million in 2002 to RMB 157.37 million in 2003 primarily as a result of the increase in the profit of one of the Company's subsidiaries, Shandong Aluminum Industry Co., Ltd., which has minority interests.

Net Profit for the Year

As a result of the foregoing, the Group's net profit for the year increased by 153.4% from RMB1,401.6 million in 2002 to RMB3,552.0 million in 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(Continued)*

Discussion of Segment Operations

Revenue by Segment

Alumina Segment

Sales of Goods

The Group's total sales of Goods of the alumina segment increased by RMB5,679.6 million to RMB15,459.2 million in 2003, up 58.1% from RMB9,779.6 million in 2002.

The Group sold alumina products to its smelters and to other domestic smelters.

Revenues from the external sales of alumina in 2003 rose by RMB4,868.6 million, up 65.3% compared with 2002, mainly due to an increase in selling price and external sales volume of alumina. Selling price of alumina in 2003 increased to RMB 2,407.7 per tonne from RMB 1,649.7 per tonne in 2002, mainly due to strong domestic demand for alumina driven by the rapidly expanding aluminum production capacity in China. The external sales volume of alumina increased by 12.8 % to 4,219,600 tonnes in 2003 from 3,740,500 tonnes in 2002, mainly attributable to the fact that the Company's production capacity for alumina increased to 5.95 million tonnes in 2003 from 5.18 million tonnes in 2002, including the commencement of operations at the end of June 2003 of the 400,000-ton alumina production line at Pingguo Phase II.

Revenues from the sales of alumina to the Group's smelters in 2003 rose by RMB 811.0 million, up 34.9% from 2002, primarily due to the increase in the Group's internal sales volume by 2.7% to 1,425,100 tonnes in 2003 from 1,387,800 tonnes in 2002 . The Group's internal sales volume of alumina as a percentage of the total sales volume of alumina dropped from 27.1% in 2002 to 25.2 % in 2003.

Revenue by segment


0.27%
41.12%
58.61%

- Alumina Segment
- Primary aluminum segment
- Corporate and other Service Segment

Alumina


'000 Tonnes
RMB/Tonne
4,000
3,500
3,000
2,500
2,000
0
2,500
2,000
1,500
1,000
500
1,896.0
2,407.7
2001
2002
2003

- External sales volume
- The Company's alumina selling price

Management's Discussion and Analysis of Financial Condition and Results of Operations *(Continued)*

Cost of Goods Sold

The total alumina segment cost of goods sold of the Group in 2003 increased by RMB 1,906.9 million, up 24.8% compared with that of 2002. The increase was mainly attributable to a growth in sales volume of alumina products, and to the increased unit production cost of alumina caused by the rising prices of raw materials. However, the Group's operations achieved better technical efficiency than in 2002, leading to the decrease in consumption rate, which partially offset the influence imposed by the rising prices of certain raw materials.

Operating Profit

Total operating profit for the alumina segment increased by 270.4% from RMB 1,379.6 million in 2002 to RMB 5,109.5 million in 2003 primarily as a result of a 58.1% increase in turnover of this segment. The operating profit of the alumina segment as a percentage of the Group's sales of goods increased from 14.1% in 2002 to 33.1% in 2003.

Primary Aluminum Segment

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB 1,577.5 million to RMB 10,845.6 million in 2003, up 17.0% over 2002. This was mainly attributable to an increase in the average selling price for primary aluminum. The increase of sales is also attributable to a change in product mix to higher value-added aluminum products.

Cost of Goods Sold

The total cost of goods sold for the Group's primary aluminum segment increased by 25.1% from RMB 7,902.5 million in 2002 to RMB9,884.0 million in 2003, mainly due to substantial increases in the production cost of primary aluminum owing to the increase of the average alumina selling price by 45.9%. However, the Group continues to upgrade its production facilities to improve production efficiency, meanwhile, the Group adopted an analytical management measure on production to prevent unnecessary consumption, which led to a reduction in material consumption for each tonne of primary aluminum.

Operating Profit

Operating profit of the primary aluminum segment decreased by 61.1% from RMB 1,143.7 million in 2002 to RMB 445.2 million in 2003, primarily because the increase in costs of goods sold exceeds that of the selling price. The operating profit of the Group's primary aluminum segment as a percentage of that segment's sales of goods decreased from 12.3% in 2002 to 4.1% in 2003.

Primary Aluminum


'000 Tonnes
RMB/Tonne
800
600
400
200
0
13,000
12,000
11,000
10,000
12,231
11,885.7
11,500
2001
2002
2003

External sales volume
The Company's primary aluminum selling price
Shanghai Futures Exchange average three-month aluminum futures price

Corporate and Other Services Segment

The Group's corporate and other services segment reflected the expenses for the Company's headquarters and research and development services and profit from product sales of the Group's research institute to external customers. This segment recorded an operating loss of RMB 78.34 million for the year ended December 31,

Management's Discussion and Analysis of Financial Condition and Results of Operations *(Continued)*

Working Capital, Liabilities and Capital Commitments

As of December 31, 2003, the Group's current assets amounted to RMB8,638.6 million, representing an increase of RMB80.6 million from the previous year's RMB8,558.0 million. The increase was mainly attributable to: an increase of RMB 869.1 million in inventories due to the expanded production and trade scale; a reduction of RMB 1,128.0 million in accounts receivable and an increase of RMB300.4 million in cash due to the favourable market and collection of trade receivables.

As of December 31, 2003, the Group's current liabilities amounted to RMB 10,271.4 million, representing a decrease of RMB 737.5 million from the previous year's RMB11,008.9 million. The decrease was mainly attributable to repayment of certain short-term loans including current portion of long-term loans and accounts and other payables, which resulted in a decrease of RMB486.1 million and RMB447.0 million, respectively, from the previous year. A portion of the above decrease was offset by the increase in taxation payable of RMB195.6 million due to the increase in profit in 2003.


120
100
80
60
40
20
0
110.68
96.47
81.96
57.79
54.72
26.44
2001
2002
2003
Inventory Turnover Days
Accounts Receivable Turnover Days

As of December 31, 2003, the Group's long-term loans amounted to RMB 5,412.6 million, representing an increase of RMB 463.3 million from the previous year's RMB4,949.3 million. The increase was mainly attributable to an increase in the Group's borrowings to finance capital expenditures.

The Group's gearing ratio (the ratio of total liabilities to the sum of total liabilities and owner's equity) decreased to 34.9% as of December 31, 2003 from 39.3% as of December 31, 2002, which is mainly attributable to an increase in retained profit.

In view of the Group's credibility and the availability of funds in the PRC, the Group currently does not foresee significant difficulties in obtaining bank loans. The Company plans to finance its capital expenditure projects and related expenditures principally through cash provided by operating activities, long-term debt and the remaining net proceeds from the Global Offering. The Group has also established standby credit facilities with domestic banks for an aggregate of RMB 28,308.0 million to finance any funding shortfall related to its alumina and primary aluminum projects and for relevant working capital purposes.

Capital Commitments

As of December 31, 2003, the Group's capital commitments amounted to RMB 16,250.9 million, which mainly consists of the Company's proposed investment in the expansion of alumina and primary aluminum production lines. Major projects include Zhongzhou 300,000-ton alumina ore-dressing Bayer Project, Guizhou technical upgrading project, Shanxi-Huaze Aluminum & Power 280,000-ton project and other production facilities upgrading projects.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2003 (including foreign currency-denominated deposits) totalled RMB2,596.4 million, comprising US$ 32.47 million and HK$ 16.37 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(Continued)*

Net Cash Flow from Operating Activities

Net cash from operations increased by 124.7% from RMB 2,671.8 million for the year ended December 31, 2002 to RMB 6,002.5 million for the year ended December 31, 2003. The increase was primarily the result of increase in selling prices of alumina and primary aluminum, and increase in external sales volume of alumina. Of the net cash from operations for the year ended December 31, 2002, RMB 600.8 million was used for interest payment and RMB 826.5 million was used to pay PRC income tax.

Cash Flows from Investing Activities

The Group's cash outlays for capital expenditure projects amounted to RMB 3,894.2 million and RMB 5,352.8 million for the years ended December 31, 2002 and 2003, respectively. The capital expenditure in 2003 contributed to the increased alumina capacity amounting to 770,000 tonnes.

Cash Flows from Financing Activities

Net cash out flows from financing activities amounted to RMB 306.9 million in 2003. The Company declared dividends of RMB 472.5 million, partially offset by contributions of Chinalco of RMB85.5 million and by minority shareholders of RMB80.6 million.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in the material differences between future exchange rate and the current exchange rate or historical exchange rate. The Group believes that it is able to obtain sufficient foreign exchange for the performance of its relevant obligations.



Report of the Directors

The Board of Directors submits to the Company and its subsidiaries (the "Group") the report together with the audited financial statements for the year ended December 31, 2003.

Principal Activities

The principal activities of the Group are the production and sales of alumina and primary aluminum.

Financial Summary

The Consolidated Profit and Loss Account of the Group for the year ended December 31, 2003 are set out on page 39 of the Financial Statements. A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 2.

The pro forma combined results of the Group for each of the years ended December 31, 1999 and 2000 and the pro forma combined assets and liabilities of the Group as of December 31, 1999 and 2000 are extracted from the prospectus for the initial public offering of the Company's H shares dated November 30, 2001 (the "Prospectus").

The consolidated assets and liabilities as of December 31, 2001 and the pro forma combined results of the Group for the year then ended are extracted from the 2001 annual reports. The consolidated assets and liabilities as of December 31, 2002 and the consolidated results of the Group for the year then ended are extracted from the 2002 annual reports.

The pro forma combined results and the pro forma combined assets and liabilities have been prepared on a combined basis as if the current group structure had been in existence throughout the periods and as if the relevant operations and business were transferred to the Group.

Dividend

The Board of Directors has proposed to declare a final dividend of RMB0.096 per share, being in total RMB1,060,788,000 based on 11,049,876,153 total issued shares of the Company as of March 29, 2004. The profit distribution plan proposed by the Board of Directors will be submitted to the shareholders for review and approval at the Annual General Meeting for 2003.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on page 44 and Note 28 to the financial statements.

Fixed Assets

Details of the movements in fixed assets of the Group and of the Company are set out in Note 16 to the financial statements.

Distributable Reserves

Pursuant to Article 147 of the Company's Articles of Association, where the financial statements prepared in accordance with PRC accounting standards differ from those prepared under accounting principles generally accepted in Hong Kong, distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in the two different financial statements. Distributable reserves of the Company (before the 2003 dividends) as of December 31, 2003, calculated based on the above principle, amounted to approximately RMB3,146.7 million.

Report of the Directors *(Continued)*

Use of Proceeds

The net proceeds from the Global Offering amounted to approximately RMB3,303 million. As of December 31, 2003, approximately RMB689 million was used to settle the current portion of the long-term liabilities and RMB2,120 million was used for capital expenditures. Net proceeds from the Global Offering in an amount of approximately RMB494 million, which remained unused, are currently deposited with banks in the PRC. In January 2004, the Company's net proceeds from its new H share placement amounted to HK$3,068 million.

Designated Deposits and Overdue Time Deposits

As of December 31, 2003, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year.

Taxation

In February 2004, a notice was issued by the State Tax Bureau clarifying the tax matters in relation to the treatment of the Company's taxation for the year ended December 31,2001. For details please refer to Note 11 (c) (iii) of the financial statements.

Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to its existing shareholders in proportion to their shareholding.

Donations

Donations made by the Company during the year amounted to RMB 4,033,100.

Litigation and Contingent Liabilities

(a) Litigation

As of December 31, 2003, the Group has no significant pending litigation.

(b) Compensation with regard to the formation of an equity joint venture

Details regarding the 50/50 equity joint venture to be jointly established by the Company and Alcoa are set out in Note 31 to the financial statements.

Directors, Supervisors and Senior Management

The Directors and Supervisors during the year were:

Executive Directors

Mr. Guo Shengkun
Mr. Xiong Weiping
Mr. Liang Zhongxiu
Mr. Yin Yufu

Non-executive Directors

Mr. Wu Weicheng
Mr. Chen Xiaozhou
Mr. Joseph C. Muscari

Independent non-executive Directors

Mr. Chiu Chi Cheong Clifton
Mr. Wang Dianzuo

Supervisors

Mr. Luo Tao
Mr. Yuan Li
Mr. Ou Xiaowu

Brief biographical details of Directors, Supervisors and Senior Management are set out on pages 5 to 7.

Report of the Directors *(Continued)*

In accordance with Articles 95 and 117 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. At the expiry of the term of office, the term is renewable upon re-election. The first Board of Directors and Supervisory Committee will resign from their offices in advance at the close of the Annual General Meeting to be held on June 7, 2004, and the new Board of Directors and Supervisory Committee will come into effect upon an approval at such Annual General Meeting. Candidates of the new Board of Directors and Supervisory Committee are:

Executive Directors: Guo Shengkun, Xiong Weiping, Luo Jianchuan (an existing senior management executive of the Company)

Non-executive Directors: Xiao Yaqing, Chen Xiaozhou, Joseph C. Muscari

Independent non-executive directors: Jiang Qiangui, Chiu Chi Cheong Clifton, Wang Dianzuo

Supervisors: Luo Tao, Yuan Li, Ou Xiaowu

Biographical details of Guo Shengkun, Xiong Weiping, Luo Jianchuan, Chen Xiaozhou, Joseph C. Muscari, Chiu Chi Cheong Clifton, Wang Dianzuo, Luo Tao, Yuan Li, Ou Xiaowu can be referred to on page 5, while biographical details of Xiao Yaqing and Jiang Qiangui are as follows:

Xiao Yaqing, aged 44, is Deputy General Manager of Chinalco. Mr. Xiao graduated from Central South University of Technology and majored in pressure processing in 1982. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has extensive experience in the fields of metallic materials and management. He has been the engineer, Department Head, Deputy Chief Engineer and Chief Engineer of Technology Division at Northeast Light Alloy Fabrication Plant. He has also been the General Manager of Northeast High Alloy Corporation Limited, the factory manager of Southwest Aluminum Fabrication Plant, and Chairman and General Manager of Southwest Aluminum Industry Group.

Jiang Qiangui, aged 62, is Deputy Chairman member of Legal Committee of National People's Congress and senior engineer. Ms. Jiang graduated from Guizhou College of Technology and majored in basic organic synthesis in 1964. Ms. Jiang has been the Deputy Section Head of Beijing Organic Chemical Plant, Head of Enterprise Management Department, Research Director, Member of Economic Committee and Deputy Chairman of Economic Committee of Beijing Economic Commission. She once served as Administrator, Secretary General and Deputy Head of Enterprises Administration of the State Economic & Trade Commission. She has extensive professional experience in the fields of corporate reforms and management.

Directors' and Supervisors' Service Contracts and Remuneration

Each of the Directors and Supervisors has entered into a service contract with the Company for a term of three years. No Director or Supervisor has entered into a service contract with the Company which is not terminable by the employer within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remuneration and the five highest paid individuals in the Company are set out in Note 7 to the financial statements contained in this report. There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended December 31, 2003.

In addition to fixed remuneration, the Directors, Supervisors and senior management executives are entitled to performance bonuses as well as the welfare treatment such as the relevant housing subsidies provided under the relevant PRC laws and regulations. The Company has resolved to provide performance bonus totaling approximately RMB11,223,000 to 69 persons, including 5 Directors, 3 Supervisors and 61 executives who hold office of Deputy General Managers or above in the Company or senior management executives in branches of the Company and its subsidiaries. Out of the total amount of performance bonus, RMB1,624,000 in

Report of the Directors *(Continued)*

total will be provided to 5 Directors and RMB576,400 in total will be provided to 3 Supervisors. Payments of the performance bonus to the Directors and Supervisors are subject to approval by the shareholders of the Company at the forthcoming Annual General Meeting to be held on June 7, 2004.

The Company has resolved to pay housing subsidies of approximately RMB5,942,300 to the relevant Directors, Supervisors and senior management executives, of which RMB1,175,400 will be paid to one Director, and RMB4,766,900 in total will be paid to 4 senior management executives. Payments of the housing subsidy to the Directors are subject to approval by the shareholders of the Company at the forthcoming Annual General Meeting to be held on June 7, 2004.

As of December 31, 2003, no stock appreciation rights have been granted under the Stock Appreciation Rights Plan adopted by the Company.

Directors', Chief Executives', and Supervisors' Interests in Shares of the Company

During the year ended December 31, 2003, none of the Directors or Chief Executives or Supervisors or their respective associates had any interests in the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")) which are (A) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (B) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (C) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year ended December 31, 2003, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

Directors' and Supervisors' Interests in Contracts

During the year ended December 31, 2003, none of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or its subsidiaries was a party.

Employees, Pension Plans and Welfare Fund

The Group had approximately 67,400 employees as of December 31, 2003. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group's plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from plant to plant, ranging from 18.0% to 22.9%, depending in part on the location of the plant and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this welfare fund are made at rates ranging from 5% to 10% of the Company's after-tax profit. The Company had not paid retirement benefits to its employees for the year ended December 31, 2003.

Report of the Directors *(Continued)*

Share Capital Structure

The share capital structure of the Company as of December 31, 2003 was as follows:

Holders of Domestic Shares or H Shares	As of December 31, 2003 No. of shares (in millions)	Percentage of issued share capital (%)
Holders of Domestic Shares		
Chinalco	4,656.3	44.35
China Cinda	1,610.3	15.34
China Orient	602.2	5.74
China Development Bank	554.9	5.29
Guangxi Investment	196.8	1.87
Guizhou Development	129.4	1.23
Holders of H Shares		
Alcoa	840.2	8.00
Other public investors	1,909.7	18.18

Report of the Directors *(Continued)*

The Company placed H shares on January 16, 2004 and the share capital structure of the Company after the placement was as follows:

Holders of Domestic Shares or H Shares	As of January 16, 2004 No. of shares (in millions)	Percentage of issued share capital (%)
Holders of Domestic Shares		
Chinalco	4,656.3	42.14
China Cinda	1,610.3	14.57
China Orient	602.2	5.45
China Development Bank	554.9	5.02
Guangxi Investment	196.8	1.78
Guizhou Development	129.4	1.17
Holders of H Shares		
Alcoa	884.2	8.00
Other public investors	2,415.7	21.87

Details of the movements in the share capital of the Company are set out in Note 28 to the financial statements.

Report of the Directors *(Continued)*

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of December 31, 2003, the persons other than a Director, Chief Executive or Supervisor of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the SFO are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, the Chief Executive and the Supervisors):

Name of Substantial Shareholders	class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Chinalco	Domestic Shares	4,656,261,060 (L)	Beneficial Owner	Corporate	60.08%	44.35%
China Cinda	Domestic Shares	1,610,332,210 (L)	Beneficial Owner	Corporate	20.78%	15.34%
China Orient	Domestic Shares	602,246,135 (L)	Beneficial Owner	Corporate	7.77%	5.74%
China Development Bank	Domestic Shares	554,940,780 (L)	Beneficial Owner	Corporate	7.16%	5.29%
Alcoa Inc.	H Shares	840,209,728 (L)	Interest of controlled corporation	Corporate	30.55%	8.00%
Alcoa	H Shares	840,209,728 (L)	Beneficial Owner	Corporate	30.55%	8.00%
J.P. Morgan Chase & Co.	H Shares	217,601,358 (L) (Note 1) (including 91,134,758 (P)) (Note 2)	Interest of controlled corporation	Corporate	7.91%	2.07%
Credit Suisse Group	H Shares	189,611,000 (L) (Note 3)	Interest of controlled corporation	Corporate	6.90%	1.81%
		894,174 (P) (Note 4)			0.03%	0.0085%
		81,714,000 (S) (Note 5)			2.97%	0.78%

Notes:

1. *As of December 31, 2003, J.P. Morgan Chase & Co. was taken to be interested in 7.91% of the Company's total H Shares or 2.07% of the Company's total share capital through the following companies:*

   (1) *in the capacity as an investment manager,*

   (a) *3,018,000 H Shares (representing approximately 0.11% of the Company's total H Shares) in a long position held by JF International Management Inc., which is an indirectly controlled corporation of J.P. Morgan Chase & Co.*

   (b) *103,736,000 H Shares (representing approximately 3.80% of the Company's total H Shares) in a long position held by JF Asset Management Limited, which is a controlled corporation of J.P. Morgan Chase & Co.*

   (c) *1,716,000 H Shares (representing approximately 0.06% of the Company's total H Shares) in a long position held by J.P. Morgan Fleming Asset Management (UK) Limited, which is an indirectly controlled corporation of J.P. Morgan Chase & Co.*

   (d) *1,340,000 H Shares (representing approximately 0.05% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Limited, which is an indirectly controlled corporation of J.P. Morgan Chase & Co.*

   (e) *3,057,600 H Shares (representing approximately 0.11% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Inc., which is a directly controlled corporation of J.P. Morgan Chase & Co.*

   (f) *12,539,300 H Shares (representing approximately 0.46% of the Company's total H Shares) in a long position held by J.P. Morgan Whitefriars Inc., which is an indirectly controlled corporation of J.P. Morgan Chase & Co.*

   (g) *1,039,700 H Shares (representing approximately 0.04% of the Company's total H Shares) in a long position held by J.P. Morgan Securities Ltd., which is an indirectly controlled corporation of J.P. Morgan Chase & Co.*

   (h) *20,000 H Shares (representing approximately 0.0007% of the Company's total H Shares) in a long position held by J.P. Morgan Securities Inc., which is an indirectly controlled by corporation of J.P. Morgan Chase & Co.*

2. *The total number of H Shares held included interest in 91,134,758 H Shares (representing approximately 3.31% of the Company's total H Shares) held by J.P. Morgan Chase Bank in a lending pool.*

3. *As of December 31, 2003, Credit Suisse Group was taken to be interested in 189,611,000 H Shares or 6.90% of the Company's total H Shares or 1.81% of the Company's total share capital through the following companies:*

   (a) *49,200,000 H Shares (representing approximately 1.79% of the Company's total H Shares) in a long position held by Credit Suisse First Boston, which is a directly controlled corporation of Credit Suisse Group.*

   (b) *87,853,000 H Shares (representing approximately 3.20% of the Company's total H Shares) in a long position held by Credit Suisse, which is a directly controlled corporation of Credit Suisse Group.*

   (c) *3,450,000 H Shares (representing approximately 0.13% of the Company's total H Shares) in a long position held by Credit Suisse First Boston, LLC., which is an indirectly controlled corporation of Credit Suisse Group.*

   (d) *2,000,000 H Shares (representing approximately 0.07% of the Company's total H Shares) in a long position held by Credit Suisse First Boston (Europe) Limited, which is an indirectly controlled corporation of Credit Suisse Group.*

   (e) *22,796,000 H Shares (representing approximately 0.83% of the Company's total H Shares) in a long position held by Credit Suisse First Boston (Hong Kong) Limited, which is an indirectly controlled corporation of Credit Suisse Group.*

   (f) *24,312,000 H Shares (representing approximately 0.88% of the Company's total H Shares) in a long position held by Credit Suisse First Boston International, which is an indirectly controlled corporation of Credit Suisse Group.*

4. *The total number of H Shares held included interest in 894,174 H Shares (representing approximately 0.03% of the Company's total H Shares) held by Credit Suisse First Boston New York Branch, which is an indirectly controlled corporation of Credit Suisse Group in a lending pool.*

Report of the Directors *(Continued)*

5. *As of December 31, 2003, Credit Suisse Group was also taken to be interested in 81,714,000 H Shares or 2.97% of the Company's total H Shares or 0.78% of the Company's total share capital through the following companies:*

   (a) *49,200,000 H Shares (representing approximately 1.79% of the Company's total H Shares) in a short position held by Credit Suisse First Boston, which is a directly controlled corporation of Credit Suisse Group.*

   (b) *11,100,000 H Shares (representing approximately 0.40% of the Company's total H Shares) in a short position held by Credit Suisse, which is a directly controlled corporation of Credit Suisse Group.*

   (c) *3,450,000 H Shares (representing approximately 0.13% of the Company's total H Shares) in a short position held by Credit Suisse First Boston, LLC., which is an indirectly controlled corporation of Credit Suisse Group.*

   (d) *5,418,000 H Shares (representing approximately 0.19% of the Company's total H Shares) in a short position held by Credit Suisse First Boston (Europe) Limited, which is an indirectly controlled corporation of Credit Suisse Group.*

   (e) *12,546,000 H Shares (representing approximately 0.46% of the Company's total H Shares) in a short position held by Credit Suisse First Boston (Hong Kong) Limited, which is an indirectly controlled corporation of Credit Suisse Group.*

6. *The letter "L" denotes a long position. The letter "S" denotes a short position. The letter "P" denotes interest in a lending pool.*

Repurchase, Sale or Redemption of the Company's Shares

The Company did not redeem any of its shares during 2003. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2003.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

The largest customer and the five largest customers of the Group's alumina accounted for 5.1% and 16.3%, respectively, of the Group's total alumina revenue for the year ended December 31, 2003. All of these major customers during the year were domestic aluminum smelters.

The largest customer and the five largest customers of the Group's primary aluminum accounted for 4.8% and 13.8%, respectively, of the Group's primary aluminum revenue for the year ended December 31, 2003.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Group's alumina segment accounted for 2.5% and 8.7%, respectively, of the Group's total cost of raw materials for the alumina segment.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Group's primary aluminum segment accounted for 6.1% and 9.1%, respectively, of the Group's total cost of raw materials for the primary aluminum segment.

None of the Company's Directors or their respective associates (as defined in the Hong Kong Listing Rules) or the existing shareholders, which, to the knowledge of the Directors of the Company, holding more than 5% of the Company's issued share capital, has any interests in the Group's five largest customers or five largest suppliers of the alumina segment or the primary aluminum segment at any time during the year ended December 31, 2003.

Report of the Directors *(Continued)*

Connected Transactions

Transactions between the Company and its connected persons or their respective associates (as defined in the Hong Kong Listing Rules) are governed by and have to comply with the requirements for disclosure under the Hong Kong Listing Rules. The following table sets out the annual limits for the connected transactions in respect of which a waiver has been granted by the Hong Kong Stock Exchange as compared to the amounts incurred by the Group in 2003. The Company had the following connected transactions based on the consolidated profit and loss account for the year ended December 31, 2003:

Transactions	**Consolidated amounts (Year ended December 31, 2003)** ***(in RMB millions)***	**Comparison 2003 consolidated amounts (% of turnover or consolidated amounts in** ***RMB millions)***	**Annual limits (% of turnover or consolidated amount in** ***RMB millions)***
Expenditure			
1. Social Welfare and Logistics Services Provision of social welfare and logistics services by Chinalco to the Group	745	3.2%	4%
2. Mutual Provision of Production Supplies and Ancillary Services Provision of production supplies and ancillary services by Chinalco to the Group	317	1.4%	5%
3. Purchase of Minerals Supply of bauxite and limestone by Chinalco to the Group	75	0.3%	1.5%
4. Engineering Design and Other Services Provision of engineering design and other services by Chinalco to the Group	784	3.4%	4.7%
5. Land Rental paid to Chinalco	166	166	168
6. Buildings Rental paid to Chinalco	8	8	8
7. Aluminum Ingots Agency Agreement Sale of aluminum ingots and alumina by Guizhou Development as agent for the Group	1	1	2

Report of the Directors *(Continued)*

Transactions	Consolidated amounts (Year ended December 31, 2003) *(RMB in millions)*	Comparison 2003 consolidated amounts (% of turnover or consolidated amounts in *RMB millions)*	Annual limits (% of turnover or consolidated amount in *RMB millions)*
Revenue			
1. Mutual Provision of Production Supplies and Ancillary Services Provision of product supplies and ancillary services by the Company to Chinalco	719	3.1%	5%
2. Buildings Rental paid by Chinalco	0.7	0.7	3
3. Engineering Design and Other Services Annual revenue from the provision of engineering design and other services by the Group	0.4	0.4	3.5
4. Aluminum Ingots and Alumina Supply Agreement Supply of aluminum ingots and alumina to Guangxi Aluminum Development and Investment Co. Ltd., an associate of Guangxi Investment	—	—	126
5. Primary Aluminum Supply Agreement Annual revenue from the supply of primary aluminum to Xinan Aluminum (Group) Company Limited, an associate of China Cinda	559	2.4%	7.5%

The Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with the requirements of the connected transaction rules of the Hong Kong Listing Rules in respect of the connected transactions set out above.

The non-executive Directors have reviewed the above transactions and have confirmed that:

1. the transactions were conducted by the Company in the ordinary and usual course of the Company's business;

2. the transactions were entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

3. the transactions were entered into on normal commercial terms or, where there was no available comparison, on terms no less favorable than those available to and from independent third parties; and

4. in accordance with the terms of the agreements governing such transactions.

Report of the Directors *(Continued)*

The auditors of the Company have reviewed such transactions and have provided a letter to the Company stating that:

1. the transactions had been approved by the Company's Directors;

2. the transactions were entered into in accordance with the pricing policies of the Company and its subsidiaries;

3. the transactions were entered into in accordance with the terms of the agreements governing such transactions; and

4. such transactions, where applicable, did not exceed the relevant annual limits as agreed with the Hong Kong Stock Exchange.

Regarding the waiver for the continuing connected transactions of the Company for the three years from 2004 to 2006, the Company has applied to the Hong Kong Stock Exchange for a waiver in accordance with the Hong Kong Listing Rules. The Hong Kong Stock Exchange has granted the waiver to the Company.

On December 16, 2003, the Company through its wholly owned subsidiary, China Aluminum International Trading Co., Ltd. ("Chalco Trading"), and Chinalco jointly established China Aluminum International Engineering Corporation Ltd. ("Chaleco"), with a registered capital of RMB200 million. Chinalco contributed 95% of the total registered capital of Chaleco by way of the evaluated net assets amounting to RMB190 million in two of its subsidiaries, Guiyang Aluminum and Magnesium Research and Design Institute and Shenyang Aluminum and Magnesium Research and Design Institute, while Chalco Trading contributed 5% of the total registered capital of Chaleco by way of cash in the amount of RMB10 million. Chaleco is principally engaged in the investigation, survey, design, consultancy and supervision of bauxite mining, metallurgical and construction projects and overall project contracting. Chaleco is for an indefinite duration from the date of its establishment. The establishment of Chaleco by a wholly owned subsidiary and the substantial shareholder of the Company constituted a connected transaction of the Company.

Significant Events

1. On February 6, 2003, the Company dispatched a circular to shareholders in respect of the establishment of Shanxi-Huaze Aluminum & Power Company Limited, a joint venture with Shanxi Zhangze Power Co., Ltd.

2. On November 4, 2003, the Company convened the 11th meeting of the first Board of Directors, at which certain resolutions were approved, including: (1) the former secretary to the Board of Directors, Mr. Ding Haiyan, resigned from his office, and Ms. Liu Qiang was appointed as the Secretary to the Board of Directors of the Company. (2) Mr. Liang Zhongxiu resigned from his former office as a Senior Vice President, and Mr. Li Henglong resigned from his former office as a Vice President. Mr. Luo Jianchuan was appointed as a Vice President of the Company.

3. On November 14, 2003, the Company published an announcement and dispatched a circular to its shareholders in respect of an application to the Hong Kong Stock Exchange for a renewal of the waiver from strict compliance with the Hong Kong Listing Rules in respect of the Company's ongoing connected transactions.

Report of the Directors *(Continued)*

4. On December 29, 2003, at the extraordinary general meeting of the Company, the ongoing connected transactions under the terms as set out in the announcement and circular to the shareholders and the application for a waiver thereunder to the Hong Kong Stock Exchange of Hong Kong Limited were approved. The Board of Directors of the Company was authorized to give effect to the ongoing connected transactions based on the terms and conditions of the waiver granted by the Hong Kong Stock Exchange.

5. Progresses of the following projects of the Company and its subsidiaries which were set out in the annual report of 2002 are summarised as follows:

   - The 400,000-tonne alumina project at Pingguo Phase II was completed and commenced operation at the end of June 2003.

   - The Zhongzhou 300,000-tonne alumina ore-dressing Bayer Project in No.5 and No.6 kilns was basically completed and commenced operation at the end of 2003.

   - The Shanxi 800,000-tonne alumina Phase III Project commenced construction in August 2003 ahead of schedule, and is expected to be completed and commence operation by the end of 2005.

   - The Qinghai 85,000-tonne aluminum project was completed and commenced operation in August 2003.

   - The Shanxi-Huaze 280,000-ton Aluminum & Power jointly invested project, a joint venture with Shanxi Zhangze Power Co., Ltd., commenced construction in August 2003, and is expected to be completed and commence operation in 2005.

The Code of Best Practice

During the year ended December 31, 2003, the Company was in compliance with the Code of Best Practice as set out in the Hong Kong Listing Rules.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for Effective Audit Committees" published by the Hong Kong Society of Accountants. For details, please refer to page 13.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who have retired and, being eligible, offer themselves for re-appointment. The Company did not change its auditors in any of the three preceding financial years.

On behalf of the Board
Guo Shengkun
Chairman

Beijing, PRC
March 29, 2004

Report of the Supervisory Committee



Dear Shareholders,

On behalf of the Supervisory Committee of Aluminum Corporation of China Limited (the "Company"), I would like to submit to the Annual General Meeting a report on the work of the Supervisory Committee.

Since the establishment of the Company, the Supervisory Committee has been acting, in the best interests of shareholders and targeting steady and sustainable development of the Company. It adhered to the general meetings' resolutions, faithfully performed its duties and played an active role in assisting the work of the Board of Directors (the "Board") and senior management. The Supervisory Committee has strictly performed its duties throughout the three years in order to ensure the Company's rational operation and accuracy and completeness of its assets and financial information, and thus effectively safeguarded interests of the Company and its shareholders.

I. Meetings Convened During the Reporting Period

The fourth plenary conference of the first Supervisory Committee was held on April 14, 2003, at which the 2002 Report of the Supervisory Committee, 2002 Financial Report and 2002 Profit Distribution Plan, etc., were approved.

The fifth plenary conference of the first Supervisory Committee was held on August 26, 2003, at which the Proposal for Approval of the 2003 Interim Financial Report of the Company was considered and approved.

II. Principal duty of the Supervisory Committee

During the term of the Supervisory Committee, the Company has laid solid foundation in a number of aspects: it has established a healthy development strategy and accumulated extensive experience as a leading player in the industry. It has built an internationalized and diversified shareholding structure and a standardized corporate governance structure; with a leap from product market to capital market. The Company has accumulated extensive experience in capital operations; capitalising on the advanced experience of its international peers. The Company introduced innovative management practice and re-established a "centralised and unified" operating mechanism. Taking initiatives to carry out its 3-year plan of reducing cost and boosting efficiency, meanwhile leveraging the favourable market opportunities, the Company made efforts to expand its business volume, thereby upgrading its overall operating performance on a continuous basis. The Company recorded significant improvement in various operating index: principal operating revenue increased to RMB23,245.9 million for 2003 from RMB16,792.8 million for 2002, while net profit increased to RMB3,552.0 million for 2003 from RMB1,401.6 million for 2002.

Report of the Supervisory Committee *(Continued)*

The Company successfully completed the placing of H shares in Hong Kong on January 16, 2004. The Company's fast growth has attracted investors both in domestic and overseas capital markets, which in turn posed a new challenge to the Supervisory Committee.

The Supervisory Committee will proceed with its work, perform its duties and focus on a number of issues, such as how to adapt to the Company's development, how to enhance its operating transparency and standardization, how to raise corporate profile of creditability in the capital market. In particular, it will focus on how to effectively protect interests of investors, especially the medium and minority investors, and how to further improve the Company's corporate governance structure, etc.

1. Inspection of the Company's Daily Operating Activities

   The Supervisory Committee exercised supervision over the Company's operating activities. The Supervisory Committee is of the opinion that the Company has established an improved internal control system, and has made great progress in the formulation and implementation of its internal work procedures, thus effectively controlled its exposure to various operating risks. The Company's operation is in compliance with the PRC laws and regulations, Articles of Association and its internal work procedures.

2. Inspection of Legal Compliance of the Company's Operations

   The Supervisory Committee exercised supervision on a regular basis over the legal compliance and rationality of the Company's operation and management. It has also exercised supervision over work performance of the Company's Directors, President and senior management executives. The Supervisory Committee is of the opinion that the Company's operation is sound and rational, and is in compliance with all applicable laws, regulations and rules. The members of the Board, executive officers and senior management executives of the Company have faithfully performed their duties with diligence, and accomplished the mission entrusted by the shareholders as a whole.

3. Inspection of the Company's Financial Position

   The Supervisory Committee verified cautiously the Company's 2003 final financial statements, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It was of the opinion that the operating results achieved by the Company were true, the expenses were reasonable and all the connected transactions were entered into on a fair basis. Information on the significant events of the Company over the past one year has been disclosed in accordance with relevant regulations. No act which jeopardizes the interests of the Company has been found. The Supervisory Committee approved the Company's financial audit report presented by PricewaterhouseCoopers, the international auditors.

Report of the Supervisory Committee *(Continued)*

4. Inspection of the Use of Proceeds Raised by the Company

   The Supervisory Committee exercised inspection over the use of the raised proceeds. After the Company received proceeds raised from the listing of its stocks, the Board has been observing its undertakings as stated in the Prospectus, and has effectively used the proceeds in a manner responsible to the shareholders. The use of proceeds recorded satisfactory performance. The Supervisory Committee is of the opinion that up to the present, the projects including Zhongzhou Ore-Dressing Bayer Project, Pingguo Alumina Phase II, Guizhou Alumina Technological Upgrading, Pingguo Primary Aluminum Phase II, Guizhou Smelter Series IV and Shanxi Smelter have been implemented in accordance with the statements and progresses as set out in the Prospectus. The above projects have contributed income and profit to the Company.

5. Implementation of Resolutions of the General Meetings

   Members of the Supervisory Committee attended each of the Board meetings and general meetings as observers. No objection has been made to the Report of the Directors and proposals submitted to the general meetings for consideration.

   The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and executive officers. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently performed their duties in compliance with resolutions of the general meetings. Each year the operating targets were overfulfilled. No violation of any laws or regulations or Articles of Association nor any act which jeopardizes the interests of the Company and shareholders up to present has been found in the operation of the Company's Directors and management executives.

Confronted by the intensifying competition in the PRC aluminum industry and the changing market, the Company is facing various competitive pressures and development opportunities. In order to protect the legal interests of the Company and shareholders, the Supervisory Committee will continue to faithfully perform its duties and enhance its supervision in order for the Company to better perform and become a stronger player in the increasingly competitive landscape.

By Order of the Supervisory Committee
Luo Tao
Chairman of the Supervisory Committee

Beijing, PRC
March 29, 2004

International Auditors' Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

INTERNATIONAL AUDITORS' REPORT TO THE SHAREHOLDERS OF ALUMINUM CORPORATION OF CHINA LIMITED
(a joint stock company incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 39 to 100 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 29, 2004

Consolidated Profit and Loss Account

For the year ended December 31, 2003

	Note	Year ended December 31, 2003 RMB'000	2002 RMB'000
Turnover	2	**23,245,858**	16,792,766
Cost of goods sold		**16,439,534**	13,349,514
Gross profit		**6,806,324**	3,443,252
Other revenues	2	**580,171**	522,875
Expenses related to other revenues	3	**512,220**	459,777
Other revenues, net		**67,951**	63,098
Selling and distribution expenses	4	**549,432**	501,829
General and administrative expenses	5	**1,047,461**	733,803
Research and development expenses		**173,359**	131,941
Other expenses, net	6	**25,543**	16,089
Operating profit		**5,078,480**	2,122,688
Finance costs	10	**451,411**	490,614
Operating profit after finance costs		**4,627,069**	1,632,074
Share of profit (loss) of jointly controlled entities		**1,193**	(254)
Profit before income taxes		**4,628,262**	1,631,820
Income taxes	11	**918,862**	183,393
Profit after income taxes		**3,709,400**	1,448,427
Minority interests		**157,370**	46,822
Profit for the year	12	**3,552,030**	1,401,605
Dividend	13	**1,060,788**	472,496
Basic earnings per share	14	**RMB0.34**	RMB0.13

Consolidated Balance Sheet

As at December 31, 2003

	Note	**2003** *RMB'000*	2002 *RMB'000*
Non current assets			
Intangible assets	15	**706,015**	736,937
Property, plant and equipment	16	**25,554,197**	22,563,565
Interests in jointly controlled entities	18	**21,330**	17,695
Long-term investments	19	**21,309**	11,058
Deferred tax assets	11	**136,878**	32,734
		26,439,729	23,361,989
Current assets			
Inventories	20	**4,125,818**	3,256,736
Accounts receivable, net	21	**787,891**	1,915,848
Due from related parties	22	**452,498**	472,629
Other current assets	23	**675,919**	570,508
Bank balances and cash:	24		
Pledged bank balances		**—**	46,169
Cash and cash equivalents		**2,596,440**	2,296,085
Total bank balances and cash		**2,596,440**	2,342,254
		8,638,566	8,557,975
Current liabilities			
Accounts payable	25	**1,867,666**	1,971,509
Due to related parties	26	**387,864**	761,069
Other payables and accruals	27	**2,834,096**	2,804,036
Taxation payable	11	**564,642**	369,022
Current portion of long-term loans	29	**815,845**	1,053,984
Unsecured short-term loans		**3,801,285**	4,049,290
		10,271,398	11,008,910
Net current liabilities		**(1,632,832)**	(2,450,935)
Total assets less current liabilities		**24,806,897**	20,911,054

Consolidated Balance Sheet *(Continued)*

As at December 31, 2003

	Note	2003 RMB'000	2002 RMB'000
Financed by:			
Share capital	28	**10,499,900**	10,499,900
Reserves	28	**4,649,293**	3,699,213
Retained earnings	28		
Proposed final dividend	13	**1,060,788**	472,496
Unappropriated retained earnings		**2,532,360**	852,338
Issued capital and reserves		**18,742,341**	15,523,947
Minority interests		**651,928**	437,809
Non-current liabilities			
Long-term loans	29	**5,412,628**	4,949,298
		24,806,897	20,911,054

Xiong Weiping
Director

Liang Zhongxiu
Director

Balance Sheet

As at December 31, 2003

	Note	2003 RMB'000	2002 RMB'000
Non current assets			
Intangible assets	15	**706,015**	736,937
Property, plant and equipment	16	**22,701,708**	20,643,554
Investments in subsidiaries	17	**1,282,996**	1,175,996
Investments in jointly controlled entities	18	**21,169**	17,869
Long-term investments	19	**10,509**	10,158
Deferred tax assets	11	**118,801**	24,069
		24,841,198	22,608,583
Current assets			
Inventories	20	**3,157,540**	2,727,943
Accounts receivable, net	21	**524,274**	1,529,038
Due from related parties	22	**843,472**	683,268
Other current assets	23	**337,127**	391,046
Bank balances and cash:	24		
Pledged bank balances		—	46,169
Cash and cash equivalents		**2,041,149**	2,105,212
Total bank balances and cash		**2,041,149**	2,151,381
		6,903,562	7,482,676
Current liabilities			
Accounts payable	25	**1,359,324**	1,623,933
Due to related parties	26	**572,623**	756,570
Other payables and accruals	27	**2,526,552**	2,375,136
Taxation payable	11	**530,343**	325,300
Current portion of long-term loans	29	**775,845**	1,003,984
Unsecured short-term loans		**2,799,400**	3,753,310
		8,564,087	9,838,233
Net current liabilities		**(1,660,525)**	(2,355,557)
Total assets less current liabilities		**23,180,673**	20,253,026

Balance Sheet *(Continued)*

As at December 31, 2003

	Note	**2003** **RMB'000**	2002 *RMB'000*
Financed by:			
Share capital	28	**10,499,900**	10,499,900
Reserves	28	**4,531,436**	3,670,514
Retained earnings	28		
Proposed final dividend	13	**1,060,788**	472,496
Unappropriated retained earnings		**2,085,921**	810,818
Issued capital and reserves		**18,178,045**	15,453,728
Non-current liabilities			
Long-term loans	29	**5,002,628**	4,799,298
		23,180,673	20,253,026

Xiong Weiping
Director

Liang Zhongxiu
Director

Consolidated Statement of Changes in Equity

For the year ended December 31, 2003

For the year ended December 31, 2003

	Share capital (Note 28(a)) RMB'000	Capital reserve (Note 28(b)(i)) RMB'000	Statutory surplus reserve (Note 28(b)(ii)) RMB'000	Statutory public welfare fund (Note 28(b)(iii)) RMB'000	Retained earnings (Note 28(b)(iv)) RMB'000	Total RMB'000
As of January 1, 2003	10,499,900	3,310,258	198,486	190,469	1,324,834	15,523,947
Profit for the year	—	—	—	—	3,552,030	3,552,030
Transfer to						
- capital reserve	—	44,476	—	—	(44,476)	—
- statutory surplus reserve	—	—	394,196	—	(394,196)	—
- statutory public welfare fund	—	—	—	372,548	(372,548)	—
Dividend paid (Note 13)	—	—	—	—	(472,496)	(472,496)
Other reserve (Note28(b)(i))	—	138,860	—	—	—	138,860
As of December 31, 2003	10,499,900	3,493,594	592,682	563,017	3,593,148	18,742,341
Representing:						
2003 final dividend proposed					1,060,788	
Unappropriated retained earnings					2,532,360	
Retained earnings as of December 31, 2003					3,593,148	

Consolidated Statement of Changes in Equity *(Continued)*

For the year ended December 31, 2003

For the year ended December 31, 2002

	Share capital (Note 28(a)) *RMB'000*	Capital reserve (Note 28(b)(i)) *RMB'000*	Statutory surplus reserve (Note 28(b)(ii)) *RMB'000*	Statutory public welfare fund (Note 28(b)(iii)) *RMB'000*	Retained earnings (Note 28(b)(iv)) *RMB'000*	Total *RMB'000*
As of January 1, 2002	10,352,942	3,252,461	50,646	47,836	392,200	14,096,085
Issue of new shares at a premium	146,958	68,212	—	—	—	215,170
Share issue expenses	—	(10,415)	—	—	—	(10,415)
Profit for the year	—	—	—	—	1,401,605	1,401,605
Transfer to						
- statutory surplus reserve	—	—	147,840	—	(147,840)	—
- statutory public welfare fund	—	—	—	142,633	(142,633)	—
Dividend paid (Note 13)	—	—	—	—	(178,498)	(178,498)
As of December 31, 2002	10,499,900	3,310,258	198,486	190,469	1,324,834	15,523,947
Representing:						
2002 final dividend proposed					472,496	
Unappropriated retained earnings					852,338	
Retained earnings as of December 31, 2002					1,324,834	

Consolidated Cash Flow Statement

For the year ended December 31, 2003

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Cash flow from operating activities		
Operating profit after finance costs	**4,627,069**	1,632,074
Depreciation	**2,043,983**	1,981,537
Loss on disposal of fixed assets	**160,823**	7,270
Impairment loss on fixed assets	**74,485**	—
Amortization of intangible assets	**48,464**	44,119
Unrealized loss on short-term investments	**2,979**	786
Unrealized loss (gain) on futures contracts	**10,244**	(13,180)
Realized loss on futures contracts	**54,970**	—
Interest waived	**(44,476)**	—
Interest income	**(26,204)**	(42,069)
Interest expense	**451,411**	490,614
Income from investment securities	**(351)**	(30)
Operating profit before working capital changes	**7,403,397**	4,101,121
(Increase) decrease in inventories	**(819,477)**	484,783
Decrease in accounts receivable and other receivables, including amounts due from related parties	**1,069,109**	783,735
Decrease in accounts payable and other payables, including amounts due to related parties	**(223,159)**	(1,470,077)
Cash generated from operations	**7,429,870**	3,899,562
Interest paid	**(600,836)**	(904,489)
PRC income taxes paid	**(826,528)**	(323,314)
	(1,427,364)	(1,227,803)
Net cash inflow from operating activities	**6,002,506**	2,671,759

Consolidated Cash Flow Statement *(Continued)*

For the year ended December 31, 2003

	Note	Year ended December 31, 2003 RMB'000	2002 RMB'000
Investing activities			
Purchase of fixed assets, excluding interest capitalized		**(5,352,771)**	(3,894,198)
Sale of fixed assets		**50,038**	29,296
Purchase of intangible assets		**(17,542)**	(19,840)
Purchase of investments			
- Held-to-maturity debt securities		**—**	(10,000)
- Short-term listed investments		**(51,067)**	(3,651)
Purchase of an unlisted equity investment	19(a)	**(10,000)**	—
Investment in a jointly controlled entity		**(3,300)**	—
Sales of long-term unlisted equity investment		**100**	—
Sale of short-term listed investments		**4,869**	382
Loss on settlement of futures contracts		**(41,790)**	—
Interest received		**26,204**	42,069
Dividends received from long-term investments		**—**	30
Net decrease in bank deposits with initial term of over three months		**—**	75,100
Net cash outflow from investing activities		**(5,395,259)**	(3,780,812)
Net cash inflow (outflow) before financing		**607,247**	(1,109,053)
Financing activities	30		
Issue of shares		**—**	215,170
Share issue expenses		**—**	(10,415)
New loans borrowed		**5,631,789**	6,764,405
Repayment of amounts borrowed		**(5,654,603)**	(7,721,284)
		(22,814)	(956,879)
Decrease in bank deposits pledged		**46,169**	101,002
Dividend paid by a subsidiary to minority shareholders		**(23,851)**	(39,493)
Other contributions by Chinalco* (Note 28(b)(i))		**85,500**	—
Capital injection by minority shareholders		**80,600**	600
Dividend paid		**(472,496)**	(178,498)
Net cash outflow from financing activities		**(306,892)**	(868,513)

Consolidated Cash Flow Statement *(Continued)*

For the year ended December 31, 2003

	Year ended December 31, 2003 *RMB'000*	2002 *RMB'000*
Increase (decrease) in cash and cash equivalents	**300,355**	(1,977,566)
Cash and cash equivalents at beginning of the year	**2,296,085**	4,273,651
Cash and cash equivalents at end of the year	**2,596,440**	2,296,085
Analysis of balances of cash and cash equivalents:		
Bank balances and cash, not pledged	**2,596,440**	2,296,085

* Aluminum Corporation of China 中國鋁業公司 ("Chinalco or the holding company")

Notes to the Financial Statements

For the year ended December 31, 2003

1. Basis of preparation and accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention as modified by the valuation of short-term investments.

In the preparation of the consolidated financial statements of Aluminum Corporation of China Limited 中國鋁業股份有限公司 ("the Company"), its subsidiaries and jointly controlled entities (together "the Group"), the Company, in the current year, adopted Statement of Standard Accounting Practice ("SSAP") 35 "Government Grants and Disclosure of Government Assistance" and SSAP 12 (revised) "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after July 1, 2002 and January 1, 2003, respectively. The adoption of SSAP 35 has no significant effect on the Group's prior year financial statements. The changes to the Group's accounting policies upon the adoption of SSAP 12 (revised) are set out in the note 1(n).

(b) Group accounting

(i) Consolidated financial statements

The consolidated financial statements included the results of the Company and its subsidiaries made up to December 31.

Subsidiaries are enterprises in which the Group controls the composition of the Board of Directors, controls more than half of the voting power, holds more than 50 percent of the issued share capital or has power to exercise control over the financial and operating policies. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of operations of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate, and the share attributable to minority interests is deducted from the net results. Intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet, the investments in subsidiaries are stated at cost to the Company less provision for impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

1. Basis of preparation and accounting policies *(Continued)*

(b) Group accounting *(Continued)*

(ii) Joint ventures

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost to the Company less provision for impairment losses, if any. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(c) Intangibles

(i) Goodwill

Goodwill which represents the excess of purchase consideration over the fair values ascribed to the separable net assets of subsidiaries acquired is recognized as an asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of.

(ii) Research and development costs

Research and development costs are expensed as incurred, except for development costs where the technical feasibilities of the product under development have been demonstrated, costs are identifiable and a market exists for the product such that it is probable that it will be profitable. Such development costs are recognized as an asset and amortized on a straight-line basis over the estimated economic useful period to reflect the pattern in which the related economic benefits are recognized.

No development costs were recognized as assets by the Group.

(iii) Mining rights

Mining rights acquired are capitalized and stated at cost to the Group less accumulated amortization and accumulated impairment losses, if any. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

1. Basis of preparation and accounting policies *(Continued)*

(c) Intangibles *(Continued)*

(iv) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

(d) Property, plant and equipment

(i) Tangible fixed assets are stated at cost to the Group less accumulated depreciation and accumulated impairment losses.

Tangible fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses to their estimated residual value over their estimated useful lives on a straight-line basis. The estimated useful lives of the respective categories of fixed assets are as follows:

Buildings	15 to 40 years
Plant and machinery	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

Costs incurred in maintaining fixed assets in their normal working conditions are charged to the profit and loss account. Improvements are capitalized and depreciated over their expected useful lives to the Group.

(ii) The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the book value of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include projections of cash inflows from the continuing use of the asset; projections of cash outflows that are necessarily incurred to generate the cash inflows from continuing use of the asset (including cash outflows to prepare the asset for use) and that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset; and net cash flows, if any, to be received (or paid) for the disposal of the asset at the end of its useful life. If there is an indication of impairment, the carrying value of such assets is written down to its recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

1. Basis of preparation and accounting policies *(Continued)*

(e) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost to the Group. Cost comprises direct costs of construction as well as finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset less any accumulated impairment losses. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Capitalization of these borrowing costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use.

(f) Assets under leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

The Group did not have any assets under finance leases.

(g) Investments in securities

(i) Investment securities

These represent long-term investments in unlisted securities and which are stated at cost to the Group less provision for impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to the fair value. The amount of the reduction is recognized as an expense in the profit and loss account.

(ii) Trading securities

These represent short-term investments in listed securities that the Group intends to hold for sale and are carried at fair value, which normally represents the market value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of the investments are recognized in the profit and loss account. Gains or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the profit and loss account as they arise.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

1. Basis of preparation and accounting policies *(Continued)*

(g) Investments in securities *(Continued)*

(iii) Futures contracts

The Group uses futures contracts to reduce its exposure to fluctuations in the price of primary aluminum. Payments for entering into these futures contracts are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in fair value of futures contracts are recognized immediately in the profit and loss account.

The fair value of futures contracts is based on quoted market prices at the balance sheet date.

(h) Inventories

Inventories comprise stocks and work in progress and are stated at the lower of cost to the Group and net realizable value. Cost, calculated on the weighted average method, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i) Accounts and other receivables

Provision is made against accounts and other receivables to the extent which they are considered to be doubtful. Accounts and other receivables in the balance sheet are stated net of such provision.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, time deposits with an initial term of within three months less advances from bank with repayment within three months from the date of the advance and bank overdrafts.

(k) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are recognized as income or expenses in the profit and loss account.

(l) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

1. Basis of preparation and accounting policies *(Continued)*

(m) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

(n) Taxation

Income taxation charged to the results comprise current and deferred tax. Current income tax is calculated based on the taxable income at the prevailing applicable rates of taxation for the year that is chargeable to tax.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP 12 (revised) has no significant effect on the Group's current and prior year financial statements.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

1. Basis of preparation and accounting policies *(Continued)*

(o) Revenue recognition

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the provision of services is recognized when the services are rendered.

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognized when the right to receive payment is established.

(p) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave, sick leave, maternity leave and paternity leave, where applicable, are not recognized until the time of leave.

(ii) Profit sharing and bonus plans

The expected cost of profit sharing and bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plan organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. Contributions to these plans are expensed as incurred.

(q) Borrowing costs

Borrowing costs are charged to the profit and loss account in the year in which they are incurred unless they are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

1. Basis of preparation and accounting policies *(Continued)*

(r) Environmental expenditures

Environmental expenditures mainly include expenditures necessary to complete remediation efforts and expenses related to the handling of waste water, gas and materials. Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Under the PRC law, the Company is required to remediate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Company's remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007 and the Company has established a liability sufficient to meet its remediation obligations. The expenditures necessary to complete remediation efforts are not expected to be material to cash flows or results of operations in any period.

(s) Government subsidies

A government subsidy is initially recognized as deferred income, when there is reasonable assurance that the Group will comply with the conditions attaching with it and that the subsidy will be received.

Government subsidies relating to income are recognized as other income in the profit and loss account on a systematic basis to match with the related costs which they are intended to compensate. Subsidies relating to assets are recognized in the financial statements, on a systematic basis over the useful lives of the related assets.

Government subsidies relating to the purchase of fixed assets are included in non-current liabilities as deferred income and are credited to profit and loss account on a straight-line basis over the expected useful lives of the related assets.

(t) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment (Note 2(ii)). Segment liabilities comprise operating liabilities and exclude liabilities not dedicated to a particular segment (Note 2(iii)). Capital expenditure comprises additions to intangible assets and fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

2. Turnover, revenue and segment information

The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized are as follows:

	Year ended December 31, 2003 RMB'000	2002 RMB'000
Turnover		
Sales of goods, net of value-added tax	**23,245,858**	16,792,766
Other revenues		
Sales of scrap and other materials	**210,128**	194,961
Supply of electricity, heat, gas and water (Note 34(b))	**266,808**	163,759
Rendering of services (Note)	**76,680**	122,056
Interest income	**26,204**	42,069
Income from unlisted investment securities	**351**	30
Total other revenues	**580,171**	522,875
Total revenues	**23,826,029**	17,315,641

Note: Rendering of services mainly comprises revenues from the provison of transportation, machinery processing and production design services.

Primary reporting format - business segments

The Group is organized in the People's Republic of China (the "PRC") into two main business segments:

- Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

- Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina and primary aluminum business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

2. Turnover, revenue and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Segment results		
Turnover		
Alumina		
External sales	**12,327,527**	7,458,951
Inter-segment sales	**3,131,674**	2,320,642
	15,459,201	9,779,593
Primary aluminum		
External sales	**10,845,603**	9,268,120
Corporate and other services		
External sales (i)	**72,728**	65,695
Inter-segment elimination	**(3,131,674)**	(2,320,642)
Total turnover	**23,245,858**	16,792,766
Cost of goods sold		
Alumina	**9,591,954**	7,685,072
Primary aluminum	**9,883,991**	7,902,487
Corporate and other services	**64,982**	51,667
Inter-segment elimination	**(3,101,393)**	(2,289,712)
Total cost of goods sold	**16,439,534**	13,349,514
Gross profit		
Alumina	**5,867,247**	2,094,521
Primary aluminum	**961,612**	1,365,633
Corporate and other services	**7,746**	14,028
Inter-segment elimination	**(30,281)**	(30,930)
Total gross profit	**6,806,324**	3,443,252

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

2. Turnover, revenue and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Segment results *(Continued)*		
Other costs, net of other revenues and other income		
Alumina	**757,709**	714,899
Primary aluminum	**516,375**	221,975
Corporate and other services	**86,083**	71,961
Unallocated	**367,677**	311,729
Total other costs, net of other revenues and other income	**1,727,844**	1,320,564
Segment operating profit (loss)		
Alumina	**5,109,538**	1,379,622
Primary aluminum	**445,237**	1,143,658
Corporate and other services	**(78,337)**	(57,933)
Unallocated	**(367,677)**	(311,729)
Inter-segment elimination	**(30,281)**	(30,930)
Total operating profit	**5,078,480**	2,122,688
Finance costs	**451,411**	490,614
Operating profit after finance costs	**4,627,069**	1,632,074
Share of profit (loss) of jointly controlled entities	**1,193**	(254)
Profit before income taxes	**4,628,262**	1,631,820
Income taxes	**918,862**	183,393
Profit after income taxes	**3,709,400**	1,448,427
Minority interests	**157,370**	46,822
Profit for the year	**3,552,030**	1,401,605
Capital expenditure		
Alumina	**3,831,590**	3,192,788
Primary aluminum	**1,471,539**	700,572
Corporate and other services	**47,259**	49,304
Unallocated	**33,030**	29,930
Total capital expenditure	**5,383,418**	3,972,594

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

2. Turnover, revenue and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Depreciation and amortization charged to the profit and loss account		
Alumina	**1,316,722**	1,301,487
Primary aluminum	**716,611**	702,149
Corporate and other services	**29,890**	4,768
Unallocated	**29,224**	17,252
Total	**2,092,447**	2,025,656
Impairment losses charged to the profit and loss account		
Alumina	**33,116**	—
Primary aluminum	**41,369**	—
Total	**74,485**	—

	As at December 31,	
	2003	2002
	RMB'000	*RMB'000*
Segment assets		
Alumina	**21,824,989**	19,777,345
Primary aluminum	**9,795,912**	9,320,057
Corporate and other services	**1,979,357**	2,074,000
Unallocated (ii)	**2,049,685**	1,469,237
	35,649,943	32,640,639
Inter-segment elimination	**(571,648)**	(720,675)
Total assets	**35,078,295**	31,919,964

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

2. Turnover, revenue and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

	As at December 31,	
	2003	2002
	RMB'000	*RMB'000*
Segment liabilities		
Alumina	**8,280,529**	7,323,135
Primary aluminum	**2,314,226**	2,079,414
Corporate and other services	**2,351,653**	1,438,618
Unallocated (iii)	**3,309,266**	5,272,396
	16,255,674	16,113,563
Inter-segment elimination	**(571,648)**	(155,355)
Total liabilities	**15,684,026**	15,958,208

(i) Sales of corporate and other services mainly represent the sale of alumina by Zhengzhou Research Institute.

(ii) Unallocated assets, which represent assets not dedicated to a particular segment, consist primarily of bank balances and cash, investments, deferred tax assets, other receivables and fixed assets.

(iii) Unallocated liabilities, which represent liabilities not dedicated to a particular segment, consist primarily of short-term and long-term loans, taxation payable and other liabilities.

Secondary reporting format - geographical segments

All operations of the Group are carried out in the PRC and the related assets are located there. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

3. Expenses related to other revenues

Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water (Note 34(b)).

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

4. Selling and distribution expenses

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Packaging expenses	**157,173**	137,972
Salaries and welfare expenses	**28,543**	27,336
Transportation and loading	**271,398**	268,518
Sales commission and other handling fee	**13,762**	12,075
Miscellaneous port expenses	**39,315**	4,535
Others	**39,241**	51,393
	549,432	501,829

5. General and administrative expenses

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Auditors' remuneration	**16,839**	17,350
Depreciation	**71,016**	73,166
Loss on disposal of fixed assets - non-production facilities	**24,095**	7,270
Provision (write-back of provision) for doubtful debts and bad debts written off, net	**7,231**	(97,050)
Insurance	**23,657**	23,124
Repairs and maintenance	**23,189**	24,463
Salaries and welfare expenses	**362,887**	226,680
Taxes other than income taxes (Note (a))	**233,213**	178,169
Travelling and entertainment	**50,846**	41,047
Utilities and office supplies	**41,524**	53,836
Amortization of goodwill (Note 15)	**24,648**	24,648
Operating leases in respect of land and buildings	**18,967**	13,418
Others	**149,349**	147,682
	1,047,461	733,803

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

5. General and administrative expenses *(Continued)*

(a) Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of value-added tax and business tax payable.

(b) Amortization charge of mining rights of RMB19,471,000 and write-back of provision for obsolete inventories of RMB28,318,000 which were included in general and administrative expenses for the year ended December 31, 2002 have now been reclassified as part of the Group's cost of goods sold.

6. Other expenses, net

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Other income		
Government subsidies	**(6,492)**	(990)
Interest waived (Note (a))	**(44,476)**	—
Unrealized gain on futures contracts	**—**	(13,180)
	(50,968)	(14,170)
Other expenses		
Net exchange loss (Note (b))	**8,234**	28,276
Penalties, fines and compensations	**84**	1,197
Unrealized loss on short-term investments	**2,979**	786
Realized loss on futures contracts	**54,970**	—
Unrealized loss on futures contracts	**10,244**	—
	76,511	30,259
Other expenses, net	**25,543**	16,089

(a) The gain was related to an interest wavier arrangement made between the Company and China Construction Bank for full settlement of the outstanding loans and related interest payable of RMB99.48 million by the payment by the Company of a lump sum of RMB55.00 million during the year.

(b) The net exchange loss for the year ended December 31, 2003 was mainly related to foreign currency borrowings.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

7. Directors', Supervisors' and senior management's remuneration

(a) *Directors' and Supervisors' remuneration*

The aggregate amounts of remuneration payable to Directors and Supervisors of the Company during the year are as follows:

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Fees	**877**	817
Basic salaries, housing allowances, other allowances and benefits in kind	**2,356**	2,381
Discretionary bonus	**2,200**	—
Contributions to the retirement scheme	**67**	46
	5,500	3,244

The remuneration of the Directors and Supervisors fell within the following bands:

	Number of Directors and Supervisors Year ended December 31,	
	2003	2002
Nil - RMB1,000,000	**11**	12
RMB1,000,001 - RMB2,000,000	**1**	—

Directors' fees disclosed above of RMB264,871 and RMB291,500 were in respect of amounts payable to the two independent non-executive Directors for the years ended December 31, 2003 and 2002, respectively.

No Directors or Supervisors of the Company waived any remuneration during the respective years.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

7. Directors', Supervisors' and senior management's remuneration *(Continued)*

(b) Five highest paid individuals

The five individuals whose remuneration amounts were the highest in the Group were as follows:

	Number of individuals Year ended December 31,	
	2003	2002
Directors and Supervisors	**3**	3
Senior management	**2**	2

Details of remuneration of senior management amongst the five highest paid individuals are as follows:

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**782**	782
Discretionary bonus	**544**	—
Contributions to the retirement scheme	**25**	18
	1,351	800

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

8. Staff costs

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Wages, salaries and bonus	**1,993,282**	1,531,308
Housing subsidies	**138,433**	121,984
Contributions to retirement schemes (Note (a))	**315,221**	275,329
Discretionary bonus	**12,000**	—
Welfare and other expenses	**441,022**	285,688
	2,899,958	2,214,309

(a) The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group was required to make monthly defined contributions to these plans at rates ranging from 15% to 25% of the employees' basic salary for the respective years. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of these schemes, which are operated by the respective governments are held separately from the Company and its subsidiaries.

(b) Staff costs include remuneration payable to Directors, Supervisors and senior management as set out in Note 7.

9. Expenses charged (written back) to the profit and loss account

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Depreciation	**2,043,983**	1,981,537
Operating lease rentals in respect of land and buildings	**154,363**	116,428
Loss on disposal of fixed assets (Note (a))	**160,823**	7,270
Amortization of mining rights (Note 15)	**23,816**	19,471
Write-back of provision for obsolete inventories	**(15,223)**	(28,318)

(a) Loss on disposal of fixed assets for the year ended December 31, 2003 includes loss on the dismantling of certain aged production equipment to carry out technology renovation to the production line and equipment of the Company's Guizhou branch and loss on disposal of other non-production facilities.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

10. Finance costs

	Year ended December 31, 2003 RMB'000	2002 RMB'000
Interest on bank loans	**509,598**	553,392
Interest on loan from other financial institutions		
Wholly repayable within five years	**9,818**	15,557
Not wholly repayable within five years	**—**	61
Total finance costs incurred	**519,416**	569,010
Less: amount capitalized in construction in progress	**(68,005)**	(78,396)
	451,411	490,614
Interest rates per annum at which finance costs were capitalized	**4.9% to 5.6%**	6.0% to 6.2%

11. Taxation

(a) The amount of taxation charged to the profit and loss account represents:

	Year ended December 31, 2003 RMB'000	2002 RMB'000
Current taxation:		
PRC income tax	**1,075,255**	343,980
Over provision in prior years (Note (d))	**(53,107)**	(171,568)
Deferred tax	**(104,144)**	10,981
	918,004	183,393
Share of income tax attributable to jointly controlled entities	**858**	—
	918,862	183,393

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

11. Taxation *(Continued)*

(b) The current PRC income taxes of the Company, its subsidiaries and jointly controlled entities have been provided at the basic tax rate of 33% on the assessable profits for the respective years, except for those related to the following operations in the Group:

(i) Pursuant to "Guo Ban Fa 2001 No.73" dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches and a subsidiary of the Company located in the western region of China (namely Guangxi branch, Qinghai branch, Guizhou branch and China Aluminum Qinghai International Trading Corp., Ltd. 中鋁青海國際貿易有限公司, were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as these branches and the subsidiary continue to engage in qualified operations in their respective regions. Accordingly, the over provision of taxation payable in relation to the three branches for year 2001 were written back during the year ended December 31, 2002.

(ii) A subsidiary in Shandong is taxed at a preferential rate of 15% since January 1, 2000 as it is classified as a "high-tech" enterprise in its province for tax purposes.

(c) The tax on the Group's profit before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Profit before income tax	**4,628,262**	1,631,820
Tax calculated at a tax rate of 33%	**1,527,327**	538,501
Deferred tax benefit arising from tax losses not recognized	**2,704**	2,951
Income not subject to tax	**(60,094)**	(86,124)
Expenses not deductible for tax purposes	**47,594**	71,303
Utilization of prior years unrecognized tax losses (Note (i))	**(142,288)**	—
Differential tax rates on the profit of certain branches and subsidiaries	**(339,728)**	(171,670)
Tax credit for capital expenditure (Note (ii))	**(63,546)**	—
Over provision in prior years	**(53,107)**	(171,568)
Tax charge	**918,862**	183,393

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

11. Taxation *(Continued)*

(c) *(Continued)*

(i) Prior to the group reorganization of Chinalco, which took place in 2001 for the purposes of the incorporation of the Company ("the group reorganization"), the various assets, liabilities and interests related to the alumina and primary aluminum businesses transferred from the promoters pursuant to the group reorganization (collectively the "Core Units") now comprising the Group were separate independent entities for tax reporting and filing purposes. Certain of these Core Units had incurred tax losses in previous years which were not recognized as deferred tax assets in prior years' financial statements as the Company was then awaiting the final agreement by the relevant tax authorities regarding the use of such tax losses.

In March 2004, the resulting deferred tax benefit arising from these tax losses of approximately RMB142 million has been recognized in the financial statements and utilized as a tax deductible item for the 2003 PRC income tax filing following the approval by the State Tax Bureau of the PRC (the "STB") in Beijing regarding the use of such tax losses.

(ii) This primarily represents incentive in the form of tax credit given by the relevant tax authorities in respect of production plant and equipment purchased in the domestic market.

(iii) The Company was incorporated on September 10, 2001 as a result of the group reorganization. Since it took time for the Core Units of the Company to complete their registrations with the relevant local State Administration of Industry and Commerce as branches of the Company and with the local tax bureaux for tax filing purposes, combined tax returns combining the results of Chinalco and Core Units were still filed by Chinalco for the year ended December 31, 2001. The aggregate amount of tax computed and paid for by Chinalco based on the combined tax filing for that year was less than the tax provision in the Company's financial statements, which was based on the profits of the Core Units now comprising the Company for the whole year ended December 31, 2001 at the applicable tax rates by approximately RMB 328M (the "tax difference").

In February 2004, a notice ("Guo Shui Han 2004 No. 261") was issued by the STB clarifying the tax matters in relation to the group reorganization of Chinalco. Pursuant to the notice, where the income tax of the Core Units for the year ended December 31, 2001 is paid for by Chinalco, the tax provision based on the profits of the Core Units that are in excess of the actual tax amount paid by Chinalco based on the combined tax filing of Chinalco should be the entitlement of Chinalco. Accordingly, the tax difference will be accounted for by the Company in accordance with the provision of the notice.

(d) Over provision for taxation payable for the year ended December 31, 2002 represents the effect of reduced tax rate on taxation payable as referred to in (b)(i) above.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

11. Taxation *(Continued)*

(e) Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

The movements in the deferred tax balances are as follows:

	Group									
	Provision for receivables and inventories		Impairment of fixed assets		Accrued payroll		Others		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1,	**29,258**	33,594	**—**	—	**—**	—	**3,476**	10,121	**32,734**	43,715
Transfer from (to) profit and loss account	**4,503**	(4,336)	**37,060**	—	**61,775**	—	**806**	(6,645)	**104,144**	(10,981)
As of December 31,	**33,761**	29,258	**37,060**	—	**61,775**	—	**4,282**	3,476	**136,878**	32,734

	Company									
	Provision for receivables and inventories		Impairment of fixed assets		Accrued payroll		Others		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1,	**17,398**	19,593	**—**	—	**—**	—	**6,671**	10,121	**24,069**	29,714
Transfer from (to) profit and loss account	**12,506**	(2,195)	**34,189**	—	**50,938**	—	**(2,901)**	(3,450)	**94,732**	(5,645)
As of December 31,	**29,904**	17,398	**34,189**	—	**50,938**	—	**3,770**	6,671	**118,801**	24,069

12. Profit for the year

The consolidated profit for the year and the respective amounts dealt with in the financial statements of the Company are as follows:

	Year ended December 31,			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit for the year	**3,552,030**	1,401,605	**3,057,953**	1,358,213

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

13. Dividend

	Year ended December 31,	
	2003	2002
	RMB'000	*RMB'000*
Final, proposed, of RMB0.096 per share on 11,049,876,153 total outstanding shares as of March 29, 2004 (Year ended December 31, 2002: RMB0.045 per share on 10,499,900,153 shares) (Note 28(a))	**1,060,788**	472,496

The proposed final dividend for the year ended December 31, 2003 was declared at the Board meeting held on March 29, 2004. This proposed dividend is not reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2004.

14. Earnings per share

The calculation of basic earnings per share is based on the Group's profit for the year ended December 31, 2003 of RMB3,552,030,000 (Year ended December 31, 2002: RMB1,401,605,000) and the weighted average number of 10,499,900,153 shares (Year ended December 31, 2002: 10,495,862,841 shares) in issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

15. Intangible assets

	Group and Company		
	Goodwill	**Mining rights**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
As of January 1, 2003	455,982	280,955	736,937
Additions	—	17,542	17,542
Amortization charge for the year (Note 5)	(24,648)	(23,816)	(48,464)
As of December 31, 2003	**431,334**	**274,681**	**706,015**
As of December 31, 2003			
Cost	492,954	322,723	815,677
Accumulated amortization	(61,620)	(48,042)	(109,662)
Net book amount	**431,334**	**274,681**	**706,015**
As of December 31, 2002			
Cost	492,954	305,181	798,135
Accumulated amortization	(36,972)	(24,226)	(61,198)
Net book amount	455,982	280,955	736,937

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

16. Property, plant and equipment

	Group					
	Construction in progress *RMB'000*	Buildings *RMB'000*	Plant and machinery *RMB'000*	Motor vehicles and transportation facilities *RMB'000*	Office and other equipment *RMB'000*	Total *RMB'000*
Cost						
As of January 1, 2003	3,545,084	11,555,721	21,534,770	838,801	141,623	37,615,999
Additions	5,150,417	131,607	43,088	16,147	42,159	5,383,418
Transfers	(3,627,747)	1,103,618	2,323,377	172,770	27,982	—
Disposals	—	(74,757)	(738,201)	(63,850)	(2,937)	(879,745)
As of December 31, 2003	**5,067,754**	**12,716,189**	**23,163,034**	**963,868**	**208,827**	**42,119,672**
Accumulated depreciation and impairment						
As of January 1, 2003	—	3,830,944	10,658,919	494,886	67,685	15,052,434
Charge for the year	—	435,550	1,600,055	52,787	25,138	2,113,530
Impairment loss	10,420	3,364	60,559	142	—	74,485
Transfers	—	1,991	(78,914)	77,266	(343)	—
Disposals	—	(27,499)	(605,116)	(40,543)	(1,816)	(674,974)
As of December 31, 2003	**10,420**	**4,244,350**	**11,635,503**	**584,538**	**90,664**	**16,565,475**
Net book value						
As of December 31, 2003	**5,057,334**	**8,471,839**	**11,527,531**	**379,330**	**118,163**	**25,554,197**
As of December 31, 2002	3,545,084	7,724,777	10,875,851	343,915	73,938	22,563,565

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

16. Property, plant and equipment *(Continued)*

	Company					
	Construction in progress *RMB'000*	Buildings *RMB'000*	Plant and machinery *RMB'000*	Motor vehicles and transportation facilities *RMB'000*	Office and other equipment *RMB'000*	Total *RMB'000*
Cost						
As of January 1, 2003	3,432,997	10,788,096	19,480,283	810,613	123,154	34,635,143
Additions	4,018,151	113,975	26,380	12,341	37,343	4,208,190
Transfer from a subsidiary	—	4,437	129	1,685	961	7,212
Transfers	(3,217,311)	1,019,735	2,003,150	172,638	21,788	—
Disposals	—	(66,951)	(499,892)	(62,697)	(2,580)	(632,120)
As of December 31, 2003	**4,233,837**	**11,859,292**	**21,010,050**	**934,580**	**180,666**	**38,218,425**
Accumulated depreciation and impairment						
As of January 1, 2003	—	3,636,448	9,808,303	484,049	62,789	13,991,589
Charge for the year	—	393,527	1,472,598	51,426	23,371	1,940,922
Impairment loss	10,420	1,552	43,959	990	3,051	59,972
Transfers	—	1,999	(78,943)	77,243	(299)	—
Disposals	—	(23,576)	(411,008)	(39,735)	(1,447)	(475,766)
As of December 31, 2003	**10,420**	**4,009,950**	**10,834,909**	**573,973**	**87,465**	**15,516,717**
Net book value						
As of December 31, 2003	**4,223,417**	**7,849,342**	**10,175,141**	**360,607**	**93,201**	**22,701,708**
As of December 31, 2002	3,432,997	7,151,648	9,671,980	326,564	60,365	20,643,554

All the buildings of the Group and of the Company are located in the PRC.

As of December 31, 2002 and 2003, no fixed assets were pledged as security.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

17. Investments in subsidiaries

	Company	
	2003	2002
	RMB'000	*RMB'000*
Investments at cost:		
Unlisted securities	**317,800**	210,800
Shares listed in the PRC	**965,196**	965,196
	1,282,996	1,175,996

Shares listed in the PRC are in respect of shares in Shandong Aluminum Industry Co., Ltd. 山東鋁業股份有限公司. The total market value of such listed shares as of December 31, 2003 was approximately RMB9,990,400,000 (2002: RMB3,128,062,000).

The following is a list of the principal subsidiaries as of December 31, 2003:

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal activities
Shandong Aluminum Industry Co., Ltd. (山東鋁業股份有限公司)	PRC	Joint stock company with limited liability listed on the Shanghai Stock Exchange	560,000,000 A shares of RMB1 each	71.4%	Production and distribution of alumina and primary aluminum
Shandong Hengcheng Machinery Works (山東恒成機械製造廠)	PRC	* (Note)	Paid up capital of RMB14,087,000	100%	Production of mechanical equipment
Shanxi Longmen Aluminum Co., Ltd. (山西龍門鋁業有限公司)	PRC	Company with limited liability	Paid up capital of RMB40,000,000	55%	Production and distribution of primary aluminum
Zibo Shengye Science Industrial Trading Co., Ltd. (淄博聖業科工貿有限公司)	PRC	Company with limited liability	Paid up capital of RMB2,134,000	100% (of which 43% is held indirectly)	Production, installation and repair of testers
The Design Institute of Shandong Aluminum Corporation (山東鋁業公司設計院)	PRC	* (Note)	Paid up capital of RMB3,003,000	100%	Design of production process and provision of technical consulting services

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

17. Investments in subsidiaries *(Continued)*

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal activities
Zibo Wancheng Industrial Trading Co., Ltd. (淄博萬成工貿有限公司)	PRC	Company with limited liability	Paid up capital of RMB13,870,000	100%	Provision of repair and maintenance services for electrical plant and machinery
Zhengzhou Hicer Hitech Ceramics Co., Ltd. (鄭州海賽高科技陶瓷有限責任公司)	PRC	Company with limited liability	Paid up capital of RMB5,000,000	80%	Production and distribution of ceramic products
Zibo Kaipeng HI-tech and Industrial Trading Co., Ltd. (淄博凱鵬高科技工貿有限公司)	PRC	Company with limited liability	Paid up capital of RMB922,000	100% (of which 32.5% is held indirectly)	Design of production automated systems
Hejing Hedong Carbon Plant (河津市河東碳素廠)	PRC	**(Note)	Paid up capital of RMB1,750,000	72.6%	Manufacture and distribution of electrode
China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB100,000,000	100%	Import and export activities
Shandong Aluminum Electronic Technology Co., Ltd. (山東鋁業電子技術有限公司)	PRC	Company with limited liability	Paid up capital of RMB20,000,000	75%	Manufacture and distribution of electronic products
Research & Design Institute Great Wall Aluminum Corporation (長城設計院)	PRC	* (Note)	Paid up capital of RMB2,000,000	100%	Design of production process and provision of technical consulting services
Shanxi Huazhe Aluminum and Electicity Co., Ltd. (山西華澤鋁電有限公司)	PRC	Company with limited liability	Paid up capital of RMB200,000,000	60%	Production and distribution of primary aluminum products, and the generation of electricity

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

17. Investments in subsidiaries *(Continued)*

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal activities
China Aluminum Qinghai International Trading Corp., Ltd (中鋁青海國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	90% (held indirectly)	Import and export activities
Chalco Foshan Trading Co., Ltd (中鋁佛山貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB10,000,000	99% (held indirectly)	Trading of alumina and primary aluminum products
Chalco Chongqing Trading Co., Ltd (中鋁重慶銷售有限公司)	PRC	Company with limited liability	Paid up capital of RMB3,000,000	99.5% (held indirectly)	Trading of alumina and primary aluminum products
China Alumimun International Shipping and Forwarding (Beijing) Corp., Ltd (中鋁國貿貨運有限公司)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	98% (held indirectly)	Transportation services
Chalco Kelin Aluminum of Shanghai Co., Ltd (上海中鋁凱林鋁業有限公司)	PRC	Company with limited liability	Paid up capital of RMB3,000,000	99% (held indirectly)	Trading of alumina and primary aluminum products
Chalco Western Qinghai Int'l Trading Co., Ltd. (中鋁青海西部國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	90% (held indirectly)	Import and export activities

Note: As of December 31, 2003, the legal status of these subsidiaries was either "state-owned enterprise (marked with *) " or "collectively-owned enterprise (marked with **) ", respectively. The Company is in the process of rectifying the legal status of these subsidiaries which have been consolidated into the Group's financial statements as the Directors are of the view that these enterprises meet the criteria of being a subsidiary.

The English names of the above subsidiaries are direct translations of their names in Chinese.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

18. Interests/investments in jointly controlled entities

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity investment, at cost	—	—	**21,169**	17,869
Share of net assets	**21,330**	17,695	—	—
	21,330	17,695	**21,169**	17,869

The Company has a 50% interest in ownership, voting power and profit sharing in Shanxi JinXin Aluminum Co., Ltd. 山西晉信鋁業有限公司, a joint venture incorporated and operated in the PRC which is engaged in the production and distribution of primary aluminum. The joint venture, which has paid up capital of RMB20,000,000 formed with an unrelated party, was established on April 8, 1996 for a period of 15 years.

The Company has a 33% interest in ownership, voting power and profit sharing in Guangxi Guixi Huayin Aluminum Co. Ltd. 桂西華銀鋁業有限公司, a joint venture incorporated and operated in the PRC which is engaged in the production and distribution of alumina. The joint venture, which has paid up capital of RMB10,000,000 formed with Guangxi Investment (Group) Co. , Ltd. 廣西投資(集團)有限公司*, one of the promoters of the Company, and an unrelated party, was established on February 18, 2003.

*Formerly known as Guangxi Development and Investment Co., Ltd. 廣西開發投資有限責任公司

19. Long-term investments

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity investments, at cost (Note (a))	**10,800**	900	—	—
Unlisted held-to-maturity debt securities, at cost	**10,509**	10,158	**10,509**	10,158
	21,309	11,058	**10,509**	10,158

(a) The investments in unlisted equity as of December 31, 2003 primarily represent 5% equity investment in a newly set up subsidiary of Chinalco, Chalco International Engineering Co., Ltd. 中鋁國際工程有限責任公司, of RMB10,000,000.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

20. Inventories

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**1,080,058**	878,784	**830,826**	692,102
Work in progress	**1,492,592**	1,284,858	**1,263,597**	1,137,010
Finished goods	**1,031,064**	532,706	**544,461**	375,436
Production supplies	**522,104**	560,388	**518,656**	523,395
	4,125,818	3,256,736	**3,157,540**	2,727,943

As of December 31, 2003, included in inventories of the Group and of the Company were inventories with costs of RMB368,941,000 (2002: RMB269,645,000) and RMB246,677,000 (2002: RMB153,914,000), respectively, were stated at the net realizable values of approximately RMB335,024,000 (2002: RMB245,707,000) and RMB218,862,000 (2002: RMB137,330,000), respectively.

21. Accounts receivable, net

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables (Note (a))	**384,992**	847,792	**228,543**	693,370
Bills receivable (Note (b))	**402,899**	1,068,056	**295,731**	835,668
	787,891	1,915,848	**524,274**	1,529,038

(a) Trade receivables

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Gross trade receivables	**721,943**	1,174,559	**494,731**	943,355
Less: Provision for doubtful accounts	**(336,951)**	(326,767)	**(266,188)**	(249,985)
	384,992	847,792	**228,543**	693,370

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

21. Accounts receivable, net *(Continued)*

(a) Trade receivables *(Continued)*

Certain of the Group's sales were on advance payment or documents against payment. A credit period, which may be extended for up to one year, may be granted, subject to negotiation, in respect of sales to large or long-established customers.

As of December 31, 2003, the aging analysis of trade receivables, net of provision made, was as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**163,065**	284,834	**81,746**	202,770
Between 2 and 6 months	**111,614**	269,880	**61,896**	201,063
Between 7 and 12 months	**27,764**	115,900	**15,313**	114,377
Between 1 and 2 years	**53,895**	165,022	**49,221**	164,098
Between 2 and 3 years	**28,654**	12,156	**20,367**	11,062
	384,992	847,792	**228,543**	693,370

(b) Bills receivable are bills of exchange with maturity dates of within six months.

22. Due from related parties

The amounts due from related parties can be analyzed as follows:

	Trade			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Fellow subsidiaries	**71,108**	32,939	**64,655**	21,624
Subsidiaries	**—**	—	**244,840**	78,918
Jointly controlled entities	**13**	—	**—**	—
Other related parties	**71,490**	120,439	**71,490**	120,439
	142,611	153,378	**380,985**	220,981

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

22. Due from related parties *(Continued)*

	Others			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Holding company	**3,539**	—	**3,539**	—
Fellow subsidiaries	**289,528**	301,791	**285,242**	294,125
Subsidiaries	—	—	**156,886**	150,702
Jointly controlled entities	**15,990**	16,267	**15,990**	16,267
Other related parties	**830**	1,193	**830**	1,193
	309,887	319,251	**462,487**	462,287

	Total			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Holding company	**3,539**	—	**3,539**	—
Fellow subsidiaries	**360,636**	334,730	**349,897**	315,749
Subsidiaries	—	—	**401,726**	229,620
Jointly controlled entities	**16,003**	16,267	**15,990**	16,267
Other related parties	**72,320**	121,632	**72,320**	121,632
	452,498	472,629	**843,472**	683,268

As of December 31, 2003, the aging analysis of amounts due from related parties, which are trading in nature, was as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**12,080**	10,476	**235,792**	9,622
Between 2 and 6 months	**6,946**	12,277	**5,586**	6,417
Between 7 and 12 months	**48,058**	7,966	**47,630**	82,283
Between 1 and 2 years	**5,778**	122,659	**22,082**	122,659
Between 2 and 3 years	**69,749**	—	**69,895**	—
	142,611	153,378	**380,985**	220,981

Other receivables from the fellow subsidiaries, the jointly controlled entities and other related parties are unsecured,

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

23. Other current assets

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Purchase deposits to suppliers	**301,845**	269,474	**136,922**	214,368
Other deposits and prepayments	**158,943**	161,554	**102,892**	95,610
Value-added tax recoverable	**7,072**	9,877	**2,709**	9,877
Short-term listed investments, at fair value (Note(a))	**50,080**	4,859	**—**	—
Other receivables (Note(b))	**157,979**	124,744	**94,604**	71,191
	675,919	570,508	**337,127**	391,046

(a) As of December 31, 2003, short-term listed investments primarily represented PRC treasury bonds held at fair value.

(b) As of December 31, 2003, the balances of the Group and of the Company were stated net of provision for doubtful receivables of RMB169,646,000 (2002: RMB148,542,000) and RMB169,058,000 (2002: RMB148,269,000), respectively.

24. Bank balances and cash

Details of bank balances pledged are as follows:

	Assets pledged		Related liabilities	
	Nature	**Amount**	**Nature**	**Amount**
		RMB'000		*RMB'000*

As of December 31, 2003, the Group and the Company had no pledged bank balances.

Group				
December 31, 2002	Bank balances	42,924	Bills payable	91,524
	Bank balances	3,245	Letter of credit	3,245
Company				
December 31, 2002	Bank balances	42,924	Bills payable	91,524
	Bank balances	3,245	Letter of credit	3,245

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

25. Accounts payable

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables (Note (a))	**1,441,175**	1,348,816	**1,135,833**	1,151,250
Bills payable (Note (b))	**426,491**	622,693	**223,491**	472,683
	1,867,666	1,971,509	**1,359,324**	1,623,933

(a) Trade payables

As of December 31, 2003, the aging analysis of trade payables was as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**1,071,310**	768,637	**860,698**	657,517
Between 2 and 6 months	**241,040**	387,728	**169,536**	323,021
Between 7 and 12 months	**46,504**	74,221	**38,373**	61,132
Between 1 and 2 years	**34,689**	60,817	**24,087**	54,320
Between 2 and 3 years	**10,550**	3,420	**8,591**	3,302
Over 3 years	**37,082**	53,993	**34,548**	51,958
	1,441,175	1,348,816	**1,135,833**	1,151,250

(b) Bills payable are repayable within six months.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

26. Due to related parties

The amounts due to related parties can be analyzed as follows:

	Trade			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Fellow subsidiaries	**60,443**	86,292	**47,727**	69,747
Subsidiaries	**—**	—	**23,130**	11,655
Other related parties	**10,816**	18,812	**10,816**	18,812
	71,259	105,104	**81,673**	100,214

	Others			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Holding company	**—**	166,351	**—**	166,351
Fellow subsidiaries	**315,340**	477,635	**294,967**	464,901
Subsidiaries	**—**	—	**194,718**	13,125
Other related parties	**1,265**	11,979	**1,265**	11,979
	316,605	655,965	**490,950**	656,356

	Total			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Holding company	**—**	166,351	**—**	166,351
Fellow subsidiaries	**375,783**	563,927	**342,694**	534,648
Subsidiaries	**—**	—	**217,848**	24,780
Other related parties	**12,081**	30,791	**12,081**	30,791
	387,864	761,069	**572,623**	756,570

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

26. Due to related parties *(Continued)*

As of December 31, 2003, the aging analysis of amounts due to related parties, which are trading in nature, was as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**61,155**	47,142	**74,238**	50,114
Between 2 and 6 months	**8,570**	56,130	**7,156**	49,367
Between 7 and 12 months	**48**	1,273	**29**	721
Over 1 year	**1,486**	559	**250**	12
	71,259	105,104	**81,673**	100,214

Other payables to holding company, fellow subsidiaries and other related parties are unsecured, non-interest bearing and are repayable on demand.

27. Other payables and accruals

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Interest payable	**29,574**	155,470	**25,979**	155,470
Sales deposits from customers	**696,678**	380,891	**541,437**	261,498
Accrued payroll and bonus	**412,727**	378,027	**335,752**	287,196
Staff welfare payable	**275,641**	236,670	**255,780**	202,394
Accrued construction costs	**763,095**	828,067	**734,112**	731,551
Taxes other than income taxes payable (Note)	**279,358**	358,573	**273,944**	331,715
Accrued contributions to retirement schemes	**40,507**	61,226	**38,201**	30,206
Other accruals	**336,516**	405,112	**321,347**	375,106
	2,834,096	2,804,036	**2,526,552**	2,375,136

Note: Taxes other than income taxes payable mainly comprise value-added tax, land use tax, city construction tax and education surcharge payables.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

28. Issued capital and reserves

(a) Share capital

	Company	
	2003	2002
	RMB'000	*RMB'000*
Registered, issued and fully paid:		
10,499,900,153 (2002: 10,499,900,153) shares of RMB1.00 each	**10,499,900**	10,499,900

As of January 1, 2002 the registered, issued and fully paid capital of the Company were RMB10,352,942,000, consisting of 7,764,706,000 domestic shares and 2,588,236,000 H shares of par value of RMB1.00 per share.

In January 2002, the registered, issued and fully paid capital of the Company were all increased to RMB10,499,900,153 by the issuance of an additional 146,958,153 new H shares of RMB1.00 each to the public upon the exercise of the Over-allotment Option by the Joint Global Coordinators of the Global Offering ("Over-allotment"). The net proceeds to the Company from the Over-allotment amounted to approximately RMB205 million. As part of this exercise, a total number of 14,695,815 domestic shares in issue owned as to 9,447,940 domestic shares by Chinalco and as to 5,247,875 domestic shares in total by the three minority shareholders were converted into H shares and sold to the public.

As of December 31, 2002 and 2003, domestic shares and H shares amounted to 7,750,010,185 shares and 2,749,889,968 shares, respectively.

In January 2004, pursuant to a placing agreement between the Company and a placing agent, the Company issued an aggregate of 549,976,000 new H shares of RMB1.00 each to certain independent professional and institutional investors at a price of HK$5.658 per H share on a fully underwritten basis ("the Placing"). The net proceeds to the Company from the Placing amounted to approximately RMB3,200 million of which, approximately RMB2,000 million will be used to fund the alumina expansion project in the Company's Shanxi branch. The Directors plan to use the balance of the net proceeds for the funding of any possible acquisitions of domestic primary aluminum projects.

Subsequent to the completion of the Placing, the registered, issued and fully paid share capital of the Company has been increased to RMB11,049,876,153, divided into 11,049,876,153 shares of RMB1.00 each, comprising 7,750,010,185 domestic shares and 3,299,865,968 H shares.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

28. Issued capital and reserves *(Continued)*

(b) Reserves of the Company

For the year ended December 31, 2003

	Capital reserve (Note (b)(i)) *RMB'000*	Statutory surplus reserve (Note (b)(ii)) *RMB'000*	Statutory public welfare fund (Note (b)(iii)) *RMB'000*	Retained earnings (Note (b)(iv)) *RMB'000*	Total *RMB'000*
As of January 1, 2003	**3,310,258**	**180,128**	**180,128**	**1,283,314**	**4,953,828**
Profit for the year	—	—	—	3,057,953	3,057,953
Transfer to					
- capital reserve	44,476	—	—	(44,476)	—
- statutory surplus reserve	—	338,793	—	(338,793)	—
- statutory public welfare fund	—	—	338,793	(338,793)	—
Dividend paid	—	—	—	(472,496)	(472,496)
Other reserve (Note(b)(i))	138,860	—	—	—	138,860
As of December 31, 2003	**3,493,594**	**518,921**	**518,921**	**3,146,709**	**7,678,145**
Representing:					
2003 final dividend proposed				1,060,788	
Unappropriated retained earnings				2,085,921	
Retained earnings as of December 31, 2003				3,146,709	

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

28. Issued capital and reserves *(Continued)*

(b) Reserves of the Company *(Continued)*

For the year ended December 31, 2002

	Capital reserve (Note (b)(i)) *RMB'000*	Statutory surplus reserve (Note (b)(ii)) *RMB'000*	Statutory public welfare fund (Note (b)(iii)) *RMB'000*	Retained earnings (Note (b)(iv)) *RMB'000*	Total *RMB'000*
As of January 1, 2002	3,252,461	43,799	43,799	376,257	3,716,316
Issue of shares	68,212	—	—	—	68,212
Share issue expenses	(10,415)	—	—	—	(10,415)
Profit for the year	—	—	—	1,358,213	1,358,213
Transfer to					
- statutory surplus reserve	—	136,329	—	(136,329)	—
- statutory public welfare fund	—	—	136,329	(136,329)	—
Dividend paid	—	—	—	(178,498)	(178,498)
As of December 31, 2002	3,310,258	180,128	180,128	1,283,314	4,953,828
Representing:					
2002 final dividend proposed				472,496	
Unappropriated retained earnings				810,818	
Retained earnings as of December 31, 2002				1,283,314	

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

28. Issued capital and reserves *(Continued)*

(b) Reserves of the Company *(Continued)*

(i) Capital reserve

	2003 *RMB'000*	2002 *RMB'000*
Capital reserve represents:		
Premium on issue of shares upon group reorganization	**2,403,804**	2,403,804
Premium on subsequent issue of shares to the public	**803,454**	803,454
Gain on waiver of interest (Note 6 (a))	**147,476**	103,000
Other reserve	**138,860**	—
	3,493,594	3,310,258

Capital reserve can only be used to increase share capital. Pursuant to the PRC accounting standard on debt restructuring, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer has been made from retained earnings to reflect its non-distributable nature.

Other reserve represents contributions from Chinalco in respect of subsidies received by Chinalco from the Ministry of Finance of the PRC to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco; therefore can only be used to increase Chinalco's shares in the Company in the event that new issuance of shares is made in the future.

(ii) Statutory surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Except for any reduction of losses incurred, any other applications should not result in this reserve balance falling below 25% of the registered capital.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

28. Issued capital and reserves *(Continued)*

(b) Reserves of the Company *(Continued)*

(iii) Statutory public welfare fund

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once any capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

The Company decided to make a 10% transfer as statutory public welfare fund for the year ended December 31, 2003 (Year ended December 31, 2002: 10%).

(iv) Retained earnings (accumulated losses)

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Company and subsidiaries	**3,594,250**	1,326,271	**3,146,709**	1,283,314
Jointly controlled entities	**(1,102)**	(1,437)	**—**	—
	3,593,148	1,324,834	**3,146,709**	1,283,314

29. Long-term loans

Long-term loans include bank loans and loans from other financial institutions which are analyzed as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Loans - unsecured	**6,228,473**	6,003,282	**5,778,473**	5,803,282
Current portion of long-term loans	**(815,845)**	(1,053,984)	**(775,845)**	(1,003,984)
	5,412,628	4,949,298	**5,002,628**	4,799,298

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

29. Long-term loans *(Continued)*

The repayment terms of the loans are analyzed as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Bank loans				
Wholly repayable within five years	**2,261,380**	1,634,400	**2,111,380**	1,434,400
Not wholly repayable within five years	**3,788,115**	3,800,609	**3,488,115**	3,800,609
	6,049,495	5,435,009	**5,599,495**	5,235,009
Loans from other financial institutions				
Wholly repayable within five years	**178,978**	273,158	**178,978**	273,158
Not wholly repayable within five years	—	295,115	—	295,115
	178,978	568,273	**178,978**	568,273
	6,228,473	6,003,282	**5,778,473**	5,803,282

As of December 31, 2003, the Group's bank loans and other borrowings were repayable as follows:

	Bank loans			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**736,867**	841,131	**696,867**	791,131
In the second year	**1,054,566**	889,399	**944,566**	849,399
In the third to fifth year	**3,507,137**	2,761,494	**3,507,137**	2,651,494
After the fifth year	**750,925**	942,985	**450,925**	942,985
	6,049,495	5,435,009	**5,599,495**	5,235,009

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

29. Long-term loans *(Continued)*

	Loans from other financial institutions			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**128,978**	212,853	**128,978**	212,853
In the second year	**—**	105,420	**—**	105,420
In the third to fifth year	**50,000**	250,000	**50,000**	250,000
	178,978	568,273	**178,978**	568,273

	Total			
	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**865,845**	1,053,984	**825,845**	1,003,984
In the second year	**1,054,566**	994,819	**944,566**	954,819
In the third to fifth year	**3,557,137**	3,011,494	**3,557,137**	2,901,494
After the fifth year	**750,925**	942,985	**450,925**	942,985
	6,228,473	6,003,282	**5,778,473**	5,803,282

As of December 31,2002 and 2003, all of the Group's bank loans were unsecured.

As of December 31, 2003, bank loans of the Group and of the Company of RMB3,426,515,000 (2002: RMB4,300,949,000) and RMB3,319,515,000 (2002: RMB4,150,949,000), respectively, were guaranteed by Chinalco.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

29. Long-term loans *(Continued)*

The characteristics of the Group's long-term loans as of December 31, 2003 are analyzed as follows:

Loan	Interest rate and final maturity	**2003 RMB'000**	2002 RMB'000
Bank loans:			
Renminbi-denominated loans:			
Bank loans for development of production facilities	Variable interest rates ranging from 5% to 6% per annum as of December 31, 2003 with maturity dates through 2009 (2002: 5.2% to 6% per annum with maturity date through 2009)	**1,827,000**	2,067,600
Bank loans for working capital	Variable interest rates ranging from 4.9% to 5.8% per annum as of December 31, 2003 with maturity dates through 2009 (2002: 4.8% to 7.6% per annum with maturity dates through 2007)	**4,209,970**	3,182,071
Euro-denominated loans:			
Bank loans for development of production facilities	Fixed interest rate 9.4% per annum as of December 31, 2003 with maturity date through 2004 (2002: fixed interest rates ranging from 2.3% to 9.4% per annum with maturity dates through 2021)	**272**	172,911
Danish Krone-denominated loans:			
Bank loans for development of production facilities	Fixed interest rates ranging from 0.3% to 9.2% per annum as of December 31, 2003 with maturity dates through 2015 (2002: fixed interest rates ranging from 0.3% to 9.2% per annum with maturity dates through 2015)	**12,253**	12,427
		6,049,495	5,435,009
Loans from other financial institutions:			
Renminbi-denominated loans:			
Loans for working capital	Variable interest rates ranging from interest-free to 6.2% per annum as of December 31, 2003 with maturity dates through 2006 (2002: interest-free to 6.2% per annum with maturity dates through 2006)	**178,978**	568,273

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

29. Long-term loans *(Continued)*

The analysis of the fair value of the Group's long-term loans as of December 31, 2003 is as follows:

	As of December 31, 2003		As of December 31, 2002	
	Carrying value	**Estimated fair value**	Carrying value	Estimated fair value
	RMB'000	***RMB'000***	*RMB'000*	*RMB'000*
Long-term loans:				
Bank loans	**6,049,495**	**6,047,096**	5,435,009	5,414,818
Loans from other financial institutions	**178,978**	**178,978**	568,273	568,273

The fair values of long-term loans are based on discounted cash flows using applicable discount rates from the prevailing market rates of interest offered to the Group for debts with substantially the same characteristics and maturity dates. Such discount rates ranged from 4.0% to 7.6% and 2.9% to 4.0% as of December 31, 2002 and 2003, respectively, depending on the type of the debt.

Banking facilities

As of December 31, 2003, the Group had total banking facilities of approximately RMB28,308 million, (2002: RMB18,043 million), inclusive of long-term facilities of approximately RMB9,274 million (2002: RMB9,111 million) and other facilities of approximately RMB19,034 million (2002: RMB8,931 million). Out of the total banking facilities granted, amounts totalling RMB7,939 million have been utilized as of December 31, 2003 (2002: RMB10,813 million). Banking facilities of approximately RMB21,308 million require renewal during 2004. The Directors of the Company are confident that such banking facilities can be renewed upon expiry.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

30. Notes to the consolidated cash flow statement

Analysis of changes in financing during the year

	Issued capital and reserves		Minority interests		Loans	
	2003	2002	**2003**	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1,	**15,523,947**	14,096,085	**437,809**	429,880	**10,052,572**	10,869,410
Issue of shares	—	215,170	—	—	—	—
Share issue expenses	—	(10,415)	—	—	—	—
Profit for the year	**3,552,030**	1,401,605	—	—	—	—
Injection of capital by minority shareholders	—	—	**80,600**	600	—	—
Minority interests in share of profits	—	—	**157,370**	46,822	—	—
Net cash outflows from financing related to loans	—	—	—	—	**(22,814)**	(956,879)
Interest payable transferred to bank loan	—	—	—	—	—	140,041
Dividend paid to minority shareholders	—	—	**(23,851)**	(39,493)	—	—
Other reserve	**138,860**	—	—	—	—	—
Dividend paid	**(472,496)**	(178,498)	—	—	—	—
As of December 31,	**18,742,341**	15,523,947	**651,928**	437,809	**10,029,758**	10,052,572

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

31. Litigation and contingent liabilities

(a) Litigation

As of December 31, 2002 and 2003, the Group has no significant pending litigation.

(b) Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7.5 million (approximately RMB62.1 million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. The two parties are currently awaiting the approval by the PRC government for the Pingguo JV.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

32. Commitments

(a) Capital commitments for property, plant and equipment

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted but not provided for	**4,494,778**	2,449,333	**2,466,781**	2,227,916
Authorized but not contracted for	**11,756,110**	5,477,890	**8,650,477**	4,954,960
	16,250,888	7,927,223	**11,117,258**	7,182,876

(b) Commitments under operating leases

As of December 31, 2003, the Group and the Company had future aggregate minimum lease payments in relation to land and buildings under non-cancellable operating leases as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Not later than one year	**173,611**	141,995	**167,640**	141,995
Later than one year and not later than five years	**694,444**	567,980	**670,558**	567,980
Later than five years (Note)	**7,233,286**	5,946,215	**6,976,520**	5,946,215
	8,101,341	6,656,190	**7,814,718**	6,656,190

Note: It mainly represents commitments under operating leases in relation to land later than five years but not later than forty-nine years.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

33. Futures contracts

As of December 31, 2002 and 2003, the Group held futures contracts covering 33,320 tonnes and 12,050 tonnes of aluminum maturing in the first 7 months of 2003 and in the first 9 months of 2004, respectively. Market prices of these aluminum futures contracts outstanding as of December 31, 2002 and 2003 ranged from RMB13,600 to RMB13,800 per tonne and from RMB15,620 to RMB16,410 per tonne, respectively. The carrying amounts and estimated fair values of futures contracts on the balance sheet are as follows:

	As of December 31,					
	2003			2002		
	Contract value RMB'000	**Market value RMB'000**	**Fair value RMB'000**	Contract value RMB'000	Market value RMB'000	Fair value RMB'000
Futures contracts	**179,244**	**189,488**	**(10,244)**	467,691	454,511	13,180

34. Related party transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the government structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, in the ordinary course of business. The management of the Company are of the view that it has provided meaningful disclosures of related party transactions through the disclosure of transactions with Chinalco and entitles in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

34. Related party transactions *(Continued)*

Saved as disclosed elsewhere in the financial statements. Significant related party transactions which were carried out in the normal course of the Group's business are as follows:

		Year ended December 31,	
		2003	2002
	Note	***RMB'000***	*RMB'000*
Sales of materials and finished goods to:	(a)		
Holding company and fellow subsidiaries		**1,056,125**	479,408
Jointly controlled entity		**33,701**	21,496
Other related parties		**50,794**	191,677
		1,140,620	692,581
Provision of utility services to the holding company	(b)	**234,067**	195,519
Provision of engineering, construction and supervisory services by the holding company and fellow subsidiaries	(c)	**784,163**	665,337
Purchases of key and auxiliary materials from:	(d)		
Holding company and fellow subsidiaries		**391,730**	212,654
Other related parties		**128,956**	151,747
		520,686	364,401
Provision of social services and logistics services by the holding company	(e)	**744,575**	541,731
Land and building rental charged by the holding company	(f)	**173,611**	141,995

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

34. Related party transactions *(Continued)*

(a) Materials and finished goods sold to Chinalco, fellow subsidiaries and other related parties (including an associated company of a promoter, namely Guangxi Aluminum Development and Investment Stock Co., Ltd. 廣西鋁業開發投資股份有限公司 ("Guangxi Associate"), during all the periods mainly comprised sales of alumina, primary aluminum and scrap materials. These transactions are covered by the following agreements:

(i) General agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco, fellow subsidiaries and other related parties. The pricing policy is summarized below:

- Adoption of the price prescribed by the PRC government ("State-prescribed price");
- If there is no State-prescribed price then adoption of State-guidance price;
- If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and
- If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(ii) Aluminum Ingots and Alumina Supply Agreement entered into between the Company and Guangxi Associate and, under which the Company supply aluminum ingots and alumina products to Guangxi Associate for a three-year period commencing from July 1, 2001. The prevailing market price is adopted for pricing purposes.

(b) Utility services, including electricity, heat, gas and water, were supplied to Chinalco at the pricing policy as set out in (a)(i) above.

(c) Engineering, project construction and supervisory services were provided by Chinalco and other related parties to the Company mainly for construction projects during all the periods. Provision of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(d) The purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco, fellow subsidiaries and other related companies are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (a)(i) above.

Notes to the Financial Statements *(Continued)*

For the year ended December 31, 2003

34. Related party transactions *(Continued)*

(e) Social services and logistics services were provided by Chinalco and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provision of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco. The pricing policy is the same as that set out in (a) (i) above.

(f) Rental fee is payable to Chinalco for the rental of land, inclusive of both for industrial or for commercial purposes, occupied and used by the Company during the period at prevailing market lease rates as covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco. The annual rent payable for the current year is approximately RMB166 million (2002: RMB134 million). Besides, according to the Building Leasing Agreement entered into between the Company and Chinalco, the Company is required to pay rental fee for the use of buildings and properties which are retained by Chinalco.

As of December 31, 2003, there existed the following arrangements between the Group and Chinalco, fellow subsidiaries and other related parties:

(i) Guarantees granted by Chinalco to banks for the loans borrowed by the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

(ii) The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

35. Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company. As of December 31, 2003 and March 29, 2004 (being the date of the approval of the financial statements), Chinalco held 44.4% and 42.14%, respectively, of the Company's issued share capital.

36. Approval of financial statements

The financial statements were approved by the Board of Directors on March 29, 2004

Supplementary Information

The consolidated financial statements for the years ended December 31, 2002 and December 31, 2003 have been prepared in accordance with HK GAAP which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

		Year ended December 31,		
	Note	2002	**2003**	**2003**
		RMB'000	***RMB'000***	***US$'000***
Net income under HK GAAP		1,401,605	**3,552,030**	**429,160**
U.S. GAAP adjustments:				
Capitalization of finance costs	(a)	42,790	**19,748**	**2,386**
Depreciation of capitalized finance costs	(a)	(3,293)	**(16,254)**	**(1,964)**
Depreciation of revalued fixed assets	(b)	268,600	**268,600**	**32,453**
Amortization of goodwill	(c)	24,648	**24,648**	**2,978**
Amortization of mining rights	(d)	9,307	**9,307**	**1,124**
Income tax effect of U.S. GAAP adjustments	(e)	(63,780)	**(60,904)**	**(7,358)**
Net income under U.S. GAAP		1,679,877	**3,797,175**	**458,779**
Basic and diluted net income per share under U.S. GAAP		RMB0.16	**RMB0.36**	**US$0.04**

Effect on owners' equity of significant differences between HK GAAP and U.S. GAAP is as follows:

		As of December 31,		
	Note	2002	**2003**	**2003**
		RMB'000	**RMB'000**	**US$'000**
Owners' equity under HK GAAP		15,523,947	**18,742,341**	**2,264,470**
U.S. GAAP adjustments:				
Capitalization of finance costs	(a)	405,110	**424,858**	**51,332**
Depreciation on capitalized finance costs	(a)	(80,029)	**(96,283)**	**(11,633)**
Revaluation of fixed assets	(b)	(3,384,390)	**(3,115,790)**	**(376,454)**
Amortization of goodwill	(c)	24,648	**49,296**	**5,956**
Revaluation of mining rights	(d)	(271,035)	**(261,728)**	**(31,623)**
Income tax effect of U.S. GAAP adjustments	(e)	(203,911)	**(264,815)**	**(31,995)**
Owners' equity under U.S. GAAP		12,014,340	**15,477,879**	**1,870,053**

Supplementary Information *(Continued)*

In preparing the summary of differences between HK GAAP and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

(a) Capitalization of finance costs

Under HK GAAP, finance costs are capitalized to the extent that such costs are directly attributable to the construction of a qualifying asset. Under U.S. GAAP, finance costs capitalized are limited to the lower of actual finance costs incurred or avoidable finance costs. Avoidable finance cost is the amount that could have been avoided if expenditure for the qualifying asset had not been made, when qualifying expenditures have occurred and activities necessary to prepare the asset have begun.

The periodic depreciation expense under HK GAAP and U.S. GAAP differs as a result of the difference in the amount of finance costs capitalized under the two accounting standards.

(b) Depreciation of revalued fixed assets

Under HK GAAP, fixed assets transferred from Chinalco to the Group as part of the group reorganization were accounted for under the acquisition accounting method at July 1, 2001, the date of the group reorganization. As a result, the Group's fixed assets were revalued at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. and Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. Under U.S. GAAP, the new cost basis for the fixed assets was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(c) Amortization of goodwill

Under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under U.S. GAAP, annual amortization of this amount ceased effective January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value.

(d) Revaluation of mining rights

As part of the group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

Supplementary Information *(Continued)*

(e) Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the fixed assets revaluation, goodwill amortization and mining rights are recognized.

(f) Financial instruments

Under U.S. GAAP, it is required to discuss the various market risks that the Group is exposed to as well as disclose the fair values of its financial instruments. The Group is exposed to the following types of market risks:

(i) Credit risk

The carrying amount of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group performs periodic credit evaluations of its customers and believes that adequate provision for uncollectible accounts receivable has been made in the financial statements.

None of the Group's major customers exceed 10% of total revenue and do not individually present a material risk to the Group's sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange to hedge against adverse fluctuations in aluminum price and do not hold other derivatives instrument. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding gains (loss) are recorded in the profit and loss account for the year. The unrealized holding gains (losses) for the years ended December 31, 2002 and 2003 were RMB13,180,000 and RMB(10,244,000), respectively.

(ii) Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations which are disclosed in Note 29 to the financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group does not currently use any derivative instruments to modify the nature of its debt so as to manage its interest rate risk.

Supplementary Information *(Continued)*

(f) Financial instruments *(Continued)*

(iii) Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates. As of December 31, 2002 and 2003, the Group had the following foreign currency denominated short-term deposits:

	As of December 31,	
	2002	**2003**
	RMB'000	***RMB'000***
Short-term deposits:		
U.S. Dollar denominated	609,855	**268,742**
Hong Kong Dollar denominated	62,066	**17,449**
Euro denominated	2,693	**2**

The Group also had foreign currency denominated accounts receivable as of December 31, 2002 and 2003:

	As of December 31,	
	2002	**2003**
	RMB'000	***RMB'000***
Accounts receivable:		
U.S. Dollar denominated	4,115	**—**

The Group had foreign currency denominated bank loans as of December 31, 2002 and 2003, details of which are disclosed in Note 29 to the financial statements.

(iv) Commodity price risk

As the Group sells primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

Supplementary Information *(Continued)*

(f) Financial instruments *(Continued)*

(v) Fair values

The carrying amounts of the Group's financial assets, including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable, amounts due from related parties and other receivables and financial liabilities, including trade accounts payable, bills payable, short-term debts, amounts due to related parties and other payables, approximate their fair values due to their short maturity. Accordingly, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments on the balance sheets:

	As of December 31,					
	2002			**2003**		
	Contract value *RMB'000*	Market value *RMB'000*	Fair value *RMB'000*	**Contract value** ***RMB'000***	**Market value** ***RMB'000***	**Fair value** ***RMB'000***
Futures contracts	467,691	454,511	13,180	**179,244**	**189,488**	**(10,244)**

The fair values of futures contracts are based on quoted market prices. As of December 31, 2002 and 2003, the Group held futures contracts covering 33,320 tonnes and 12,050 tonnes of aluminum maturing in the first 7 months of 2003 and in the first 9 months of 2004, respectively. Market prices of these aluminum futures contracts outstanding at December 31, 2002 and 2003 ranged from RMB13,600 to RMB13,800 per tonne and from RMB15,620 to RMB16,410 per tonne, respectively.

Investments in unlisted equity securities are unquoted equity interests in which no quoted market prices for such investments are available in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs and the amounts are not material to the Group's financial statements.

(g) Related party transactions

Chinalco is owned by the PRC government which also owns a significant portion of the productive assets in the PRC. Therefore, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government. For HK GAAP, the Group has disclosed in Note 34 to the financial statements transactions and balances with its immediate holding company, Chinalco, and related companies. For U.S. GAAP purposes, the Group believes that it has provided meaningful disclosures of related party transactions through the disclosures of transactions with its immediate parent in Note 34 to the financial statements. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

Supplementary Information *(Continued)*

(h) Recent U.S. accounting pronouncements

Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS 149") amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 149 amends FAS 133 for decisions made: (a) as part of the Derivatives Implementation Group's process that effectively requires amendments to FAS 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of FAS 149 does not have a material impact on the Group's financial position and results of the operation.

Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("FAS 150") changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or mezzanine equity, and requires those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in FAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS 150 does not have a material impact on the Group's financial position and results of the operation.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that an Annual General Meeting ("AGM") of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Monday, June 7, 2004 at the Conference Room at 15th Floor, Block B, No.33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, People's Republic of China (the "PRC") for the following purposes:

1. to consider and approve the Report of the Directors of the Company for the year ended December 31, 2003;

2. to consider and approve the Report of the Supervisory Committee of the Company for the year ended December 31, 2003;

3. to consider and approve the audited financial statements of the Company and of the Group for the year ended December 31, 2003;

4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended December 31, 2003 and to authorise the Board of Directors of the Company to distribute such dividend to its shareholders;

5. to consider and determine (if appropriate) the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2004;

6. to consider and determine the payment of housing subsidy to certain Directors and the payment of performance bonus for 2003 to certain Directors and Supervisors.

7. to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所有限公司) as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remuneration;

8. to consider and approve the termination of office as a whole of the first Board of Directors in advance upon the conclusion of the forthcoming Annual General Meeting of the Company on June 7, 2004; to consider and approve 6 Directors among them to be appointed to the second Board of Directors; and to consider and approve 3 new director candidates nominated by the Company to be appointed to the second Board of Directors to replace the 3 Directors who will resign from their office upon the conclusion of the forthcoming Annual General Meeting. Details are set out as follows:

Notice of Annual General Meeting *(Continued)*

Directors	Expiry date	Termination date in advance	Effective date for re-appointment/ new appointment	Expiry date of office
Executive Directors				
Guo Shengkun, Xiong Weiping	September 2004	upon the conclusion of the forthcoming AGM	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)
Liang Zhongxiu	September 2004	upon the conclusion of the forthcoming AGM	cease to be re-appointed	—
Yin Yufu	July 2005	upon the conclusion of the forthcoming AGM	cease to be re-appointed	—
Luo Jianchuan (new Director)	—	—	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)
Non-executive Directors:				
Wu Weicheng	September 2004	upon the conclusion of the forthcoming AGM	cease to be re-appointed	—
Joseph C. Muscari, Chen Xiaozhou	July 2005	upon the conclusion of the forthcoming AGM	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)
Xiao Yaqing (new Director)	—	—	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)
Independent Non-executive Directors				
Chiu Chi Cheong Clifton, Wang Dianzuo	September 2004	upon the conclusion of the forthcoming AGM	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)
Jiang Qiangui (new Director)	—	—	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)

Notice of Annual General Meeting

9. to consider and approve the termination of office as a whole of the first Supervisory Committee in advance upon the conclusion of the forthcoming Annual General Meeting of the Company (on June 7, 2004); and to consider and approve 3 former Supervisors to be appointed to the second Supervisory Committee; Details are set out as follows:

Superviors				
Luo Tao, Yuan Li, Ou Xiaowu	September 2004	upon the conclusion of the forthcoming AGM	upon the conclusion of the forthcoming AGM	upon the conclusion of the 2006 AGM (on or about June 2007)

10. to consider and, if thought fit, approve the following proposal for amendment to the bylaws of the Articles of Association of the Company by way of special resolution, details of which are as follows:

(1) Paragraph 3 of Article 1, Article 21 and Article 24

to approve the corresponding amendments to Paragraph 3 of Article 1, Article 21 and Article 24 of the Articles of Association in view of the change in total share capital and shareholding structure of the Company following the placing of 549,976,000 new H shares in Hong Kong on January 6, 2004, the Company's registered capital amounting to RMB11,049,876,153, and the name change of Guangxi Development and Investment Co. Ltd., one of promoters of the Company, to Guangxi Investment (Group) Co., Ltd.

(2) Article 94

the number of Independent (Non-executive) Directors in Paragraph 1 of Article 94 of the Articles of Association be amended to 3.

(3) Article 95

Paragraph 1 of Article 95 of the Articles of Association be amended as follows:

"Director shall be elected by a general meeting with a term of 3 years (commencing from the date of election up to the conclusion date of the general meeting for the year in which his office expires). Director shall be eligible to be re-elected upon expiry of term."

(4) Article 72, Article 90, Paragraph 2 of Article 95 and Paragraph 2 of Article 133

At the end of January 2004, an amendment ("Amendment") to the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") was published by the Stock Exchange. Pursuant to the Amendment, the Company intends to amend Article 72, Article 90, Paragraph 2 of Article 95 and Paragraph 2 of Article 133 as follows:

Notice of Annual General Meeting

Article 72

the following paragraph be added after the previous Article 72:

"Pursuant to the Listing Rules (may be amended from time to time by the Stock Exchange), in the event that any shareholder shall abstain from voting for a certain proposal or be restricted from voting in favor of or against a resolution for such proposal in accordance with the Listing Rules, no vote from any shareholder or his proxy who acts in violation of the relevant provision or restriction shall be calculated in the poll."

Article 90

the following paragraph be added after the previous Article 90:

"Pursuant to the Listing Rules (may be amended from time to time by the Stock Exchange), in the event that any shareholder shall abstain from voting for a certain proposal in a class meeting or be restricted from voting in favor of or against a resolution for such proposal in accordance with the Listing Rules, no vote from any shareholder or his proxy who acts in violation of the relevant provision or restriction shall be calculated in the poll."

Paragraph 2 of Article 95

the following paragraph be added after the previous Paragraph 2 of Article 95:

"Such notices in written shall be submitted no sooner than the date immediately following the dispatch of the notice of meeting for election of the relevant directors, nor be later than 7 days preceding the date on which the meeting is held."

Paragraph 2 of Article 133

Paragraph 2 of Article 133 of the Articles of Association be amended as follows:

"None of directors may approve himself or any of his associates (as defined in the Listing Rules) by way of a resolution of the Board to vote for any contract, transaction or arrangement in which he holds material interests, nor may he be calculated into the quorum for the meeting in such a case."

11. to consider and , if thought fit, approve the following by way of special resolution

"THAT:

(1) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed:

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and / or

Notice of Annual General Meeting

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as of the date of this Resolution; and

(c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB 1.00 each, which are held in Renminbi by PRC investors;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(2) the expiration of the 12-month period following the passing of this Resolution; or

(3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.

12. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By order of the Board of Directors
Liu Qiang
Company Secretary

Beijing, PRC
March 29, 2004

Notice of Annual General Meeting

Notes:

(A) *The H Share register of the Company will be closed from Wednesday, May 5, 2004 to Monday, June 7, 2004 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's Register of Members at the close of business on Tuesday, May 4, 2004, are entitled to attend and vote at the Annual General Meeting after completing the registration procedures for attending the meeting.*

The address of Hong Kong Registrars Limited is as follows:

Rooms 1712-16
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(B) *Holders of Domestic Shares or H Shares, who intend to attend the Annual General Meeting, must complete the reply slips for attending the Annual General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Annual General Meeting, i.e. no later than Monday, May 17, 2004.*

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 12B Fuxing Road
Haidian District
Beijing
People's Republic of China
Postal code: 100814

Tel: 86-10-6398 5654
86-10-6397 1613
Fax: 86-10-6396 3874

(C) *Each holder of H Shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2003.*

(D) *The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.*

(E) *To be valid, for holders of H Shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.*

(F) *Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Annual General Meeting. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment, thereof in order for such documents to be valid.*

(G) *If a proxy attends the Annual General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Annual General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.*

(H) *The Annual General Meeting is expected to last for half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.*

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

CHALCO
ALUMINUM CORPORATION OF CHINA LIMITED
12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814